Exhibit 99.2

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Compensation Committee of the Board is responsible for (i) developing an effective compensation philosophy, (ii) establishing, implementing and monitoring the effectiveness of the Company’s compensation programs, (iii) approving the elements of compensation awarded to the executive officers named in the Summary Compensation Table, and (iv) overseeing and reviewing the Company’s executive incentive and equity-based compensation plans. Throughout this proxy statement, we refer to the individuals who served as the Company’s Chief Executive Officer and Chief Financial Officer during fiscal 2018, as well as the other individuals included in the Summary Compensation Table on page 46 as the “named executive officers.”

Executive Summary

Disney Transaction/Separation of New Fox

On December 13, 2017, the Company entered into a definitive merger agreement (the “Original Merger Agreement”) with The Walt Disney Company (“Disney”) pursuant to which Disney would acquire the Company, including the Twentieth Century Fox Film and Television studios and certain cable and international TV businesses. Prior to the acquisition by Disney, the Company would separate the Fox News Channel, Fox Business Network, FOX Broadcasting Company, Fox Television Stations Group, FS1, FS2, Fox Deportes, Big Ten Network and certain other assets and liabilities into a newly formed subsidiary (“New Fox”) and distribute all of the issued and outstanding common stock of New Fox to the Company’s stockholders on a pro rata basis. On June 20, 2018, the Company entered into an amended and restated merger agreement with Disney, TWDC Holdco 613 Corp. (“New Disney”), a newly formed subsidiary of Disney, and certain other subsidiaries of Disney (the “Disney Merger Agreement”), which amends and restates the Original Merger Agreement in its entirety and pursuant to which Disney agreed to acquire for a higher price of $38 per share in either cash or shares of Disney common stock (subject to adjustment as described in the Disney Merger Agreement) the same businesses noted above. We refer to the foregoing collectively as the “Transaction”.

Our named executive officers are critical to the completion of the Transaction. The Compensation Committee recognized the importance of maintaining stability at the Company in order to continue to deliver strong Company performance during a time of substantial change. Therefore, the Compensation Committee approved certain compensatory actions in fiscal 2018 outside of the Company’s regular compensation program for named executive officers which are intended to further align the interests of our named executive officers with those of the Company’s stockholders, support retention and encourage an orderly transition process while the Company completes the Transaction. These actions, as described in further detail in this Compensation Discussion & Analysis, include: (1) grants of Retention Restricted Stock Units (the “Retention RSUs”) to the named executive officers (and certain other senior executives) in lieu of recipients being eligible for a PSU Award (as defined below) for the fiscal 2019-2021 performance period, (2) adoption of a severance plan to become effective as of the completion of the Transaction and (3) amendments to the PSU Awards vesting in 2018 for all participants in the PSU Award program including the named executive officers.

For additional information on the above-noted actions, please see the sections titled “Named Executive Officers’ Compensation Packages for Fiscal 2018” and “Severance and Change in Control Arrangements” and the registration statement on Form S-4 (File No. 333-224335) (as amended, the “Form S-4”) filed by New Disney, which was declared effective by the SEC on June 28, 2018 and includes a joint proxy statement of Disney and the Company.

Fiscal 2018 Business Review

The Company reported strong performance for fiscal 2018 and, in addition to advancing the Transaction, continued to focus and make progress on our fundamental priorities of delivering standout creative output to power our core brands, driving innovation for customers across multiple platforms and further advancing our capabilities to monetize our content wherever it is consumed. Annual highlights include:

•

The Company’s Disney / New Fox transaction unlocked enormous value for stockholders — the Company’s stock price increased by approximately 75% during fiscal 2018, significantly ahead of both 12% average growth for the S&P 500 and a 10% average decline for our media peers over the same period.

•

The strength of the Company’s domestic and international cable brands led to double-digit affiliate growth in every quarter of fiscal 2018 with the domestic growth driven by pricing strength while maintaining our overall level of subscribers, including distribution on all emerging virtual MVPD platforms.

•

Fox News Channel dominated the cable news landscape maintaining its position as the number one network on basic cable in both Prime and Total Day; Fox Business Network achieved its highest rated year ever.

•

20th Century Fox’s films led the industry in awards season, both in nominations and wins, earning six Academy Awards, including Best Picture for The Shape of Water, and seven Golden Globe Awards, following 27 nominations in both instances, the most of any studio and ended the year with the strong theatrical success of Deadpool 2.

•	FOX Sports was the leader in live events in 2017 with 256 billion minutes of live sports viewing, 17% more than its nearest competitor.

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COMPENSATION DISCUSSION AND ANALYSIS

•	The Company successfully negotiated and acquired key domestic sports rights, including National Football League’s Thursday Night Football and WWE’s SmackDown Live for Fox Sports.

•

FOX Broadcasting Company ended the broadcast season with increased cross-platform entertainment viewership on the strength of four of the top eight new dramas of the season including 9-1-1, The Orville, The Resident and The Gifted.

•

STAR India secured Indian Premier League’s (”IPL”) Global Media and Digital broadcast rights and, aided by the inaugural broadcast of the IPL, further penetration of its Hotstar platform and continued general entertainment growth, nearly doubled its profit contributions year over year.

•	Twentieth Century Fox Television production studio produced four of the top ten new dramas this past season and three shows that were No. 1 on their respective networks.

•	Net cash provided by operating activities was $4.2 billion.

As indicated in the graph below, the Company’s performance over the last five years, as measured by total stockholder return (“TSR”), as adjusted to reflect the share price value of 21st Century Fox following the separation of the Company’s business on June 28, 2013 into two independent publicly traded companies (the “Separation”), reflects a double-digit compound annual growth rate for TSR, exceeding that of our primary competitors in the entertainment and media industry and delivering extraordinary value to our stockholders.

Comparison of Cumulative Total Stockholder Return

FY2014 to FY2018

	6/30/2013	6/30/2014	6/30/2015	6/30/2016	6/30/2017	6/30/2018
21st Century Fox(a)	$100	$123	$115	$ 97	$102	$182
Entertainment & Media Peer Group Composite(b)	$100	$133	$154	$147	$169	$156
S&P 500	$100	$125	$134	$139	$164	$188

(a)	The Separation of News Corp is treated as a special dividend for the purposes of calculating total stockholder return for 21st Century Fox.
(b)	The peer companies for purposes of this analysis include CBS Corporation, Comcast Corporation, The Walt Disney Company and Viacom Inc.

Capital Returned to Stockholders

In fiscal 2018, we returned approximately $993 million to stockholders in dividends, bringing the total cash returned to stockholders in share repurchases and dividends over the last three years to approximately $8.3 billion.

Compensation Committee’s Annual Review of its Compensation Practices

At the 2017 Annual Meeting of Stockholders, the Company’s stockholders voted to approve, on an advisory basis, the compensation of the Company’s named executive officers, as described in the Company’s 2017 proxy statement. The Company’s 2017 executive compensation program was approved by approximately 78% of the votes cast. The Compensation Committee considered the voting results and feedback from stockholders and whether the program was effective in fiscal 2017 and reflects stockholder interests. The Compensation Committee has not made any changes to the overall executive compensation program, other than certain actions in connection with the Transaction, because it believes the current compensation framework, which focuses on pay for performance and long-term growth, and includes an assessment of performance on ethics and compliance objectives, is operating as intended. In addition, the Disney Merger Agreement places restrictions on certain changes to our compensation structure prior to the closing of the Transaction. The Compensation Committee believes that the program is effectively aligning pay with individual and Company performance as described further in the following section “Pay-for-Performance Alignment” and properly incentivizing and retaining our named executive officers in connection with the Transaction. The Compensation Committee will continue to consider feedback

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COMPENSATION DISCUSSION AND ANALYSIS

from stockholders and to monitor trends and developments to ensure that the Company’s executive compensation programs remain competitively positioned for executive talent and aligned with the interests of stockholders.

Below are examples of the Company’s executive compensation practices that the Compensation Committee considers to be effective in driving performance and supporting long-term growth for our stockholders while mitigating risk, and other executive compensation practices the Company does not engage in because they are inconsistent with the Compensation Committee’s philosophy and stockholder interests.

What We Do And Don’t Do
We align executive compensation with the interests of our stockholders

Pay for Performance: We closely link pay to performance. We set financial goals for Company performance which align our named executive officers’ interests with those of our stockholders. A significant portion of our named executive officers’ total target compensation is at-risk and performance-based.

Retain Critical Executives: The Retention RSUs granted in connection with the Transaction aim to support the retention of named executive officers who are critical to the completion of the Transaction. The Retention RSUs result in the issuance of shares upon vesting, providing named executive officers with value based on the same value of shares held by stockholders.

Use Multiple Performance Metrics: The Company’s annual bonus and long-term incentive programs for our named executive officers rely on a number of diversified performance metrics. The annual bonus program bases a significant portion of each named executive officer’s total compensation opportunity upon the achievement of target financial performance and individual and group contributions. The performance-based long-term incentive program, other than for the fiscal 2016-2018 performance period due to the modification in connection with the Transaction as described below, has relied on multiple pre-set, three-year financial performance metrics with the realized value of all outstanding awards also dependent on the Company’s share price at the time the awards vest.

Regular Review of Stock Utilization: The Company evaluates stock utilization by reviewing overhang levels (dilutive impact of potential shares to be earned as equity compensation) and annual run rates (the aggregate shares awarded as a percentage of total outstanding shares as well as the aggregate grant date expense of annual equity awards as a percentage of market capitalization value) to ensure Company-wide award practices are in-line with our competitors.

Our executive compensation programs are designed to mitigate undue risk-taking by our executives and to foster long-term growth for our stockholders	Cap Payouts: The Company’s payments to named executive officers are capped under both the performance-based annual bonus program and performance-based long-term incentive program.
Maintain a Clawback Policy: The Board has policies requiring the recoupment under certain circumstances of performance-based cash and equity compensation paid to the named executive officers.
Maintain Executive Stock Ownership Guidelines: The Compensation Committee maintains stock ownership guidelines which apply to the Company’s named executive officers.

Mitigate Undue Risk: The Company’s compensation programs include risk mitigation features, such as Board and management discretion and oversight, a balance of annual and long-term incentives for senior executives, the use of multiple performance metrics, and recoupment provisions for named executive officers’ bonus compensation. The Compensation Committee annually oversees an assessment of risks related to compensation policies and practices.

We adhere to executive compensation best practices

Consider Effectiveness of Compliance Programs in Compensation Decisions: The Compensation Committee Charter and the Company’s long-term incentive plan include the implementation and enforcement of effective compliance programs as a factor for the Compensation Committee to consider when reviewing and approving incentive awards, including annual bonus compensation. In addition, the Compensation Committee considers, based on a recommendation from the Audit Committee of its assessment of management’s performance on ethics and compliance objectives, whether a reduction to the qualitative portion of the annual bonus payout is appropriate and, if so, the amount of such reduction.

No Excise Tax Gross-ups: The employment agreements with our named executive officers do not provide for any gross-up payments to cover excise taxes incurred by the executive.
No Tax Gross-ups for Personal Benefits: None of our named executive officers receive gross-ups for taxes on personal benefits.

No Single-Trigger Change in Control Agreements: None of our named executive officers’ employment agreements contains provisions that provide for “single-trigger” payments upon a change in control of the Company.

No Hedging: The Company prohibits all directors and employees, including our named executive officers, from engaging in short sales of the Company’s securities and investing in Company-based derivative securities.

No Pledging: The Company prohibits all executive officers and directors from pledging any Company securities that they hold directly or unvested equity compensation.
No Repricing of Stock Options or SARs: The Compensation Committee may not reprice stock options or stock appreciation rights without the approval of the Company’s stockholders.
No Dividends on Unearned Restricted Stock Units (“RSUs”) or Performance Stock Units (“PSUs”): No dividends or dividend equivalents are paid on unvested RSUs or PSUs during the performance period.

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COMPENSATION DISCUSSION AND ANALYSIS

Pay-for-Performance Alignment

The graph below compares the relationship between changes in the total direct compensation awarded to the Company’s Chief Executive Officer and the Company’s TSR for the five fiscal years ending June 30, 2018, as adjusted to reflect the share price value of 21st Century Fox following the Separation. We believe this analysis demonstrates that our Chief Executive Officer’s compensation is, as intended, closely and appropriately linked to performance, including stock price performance, and that growth in the share price of the Company’s Class A Common Stock has generally outpaced the growth of our Chief Executive Officer’s compensation.

Comparison of CEO Total Direct Compensation (TDC) and

Indexed TSR for the Last Five Fiscal Years

	FY2013	FY2014	FY2015	FY2016	FY2017	FY2018

CEO TDC (K.R. Murdoch)(a)	N/A	$23,586	$22,010	N/A	N/A	N/A

CEO TDC (J.R. Murdoch)(b)	N/A	N/A	N/A	$20,577	$19,533	$49,722

Indexed TSR(c)	$100	$ 123	$ 115	$ 97	$ 102	$ 182

(a)	Total direct compensation reflects base salary, actual bonus payout and the grant-date fair value of PSUs.

(b)

Total direct compensation reflects base salary, actual bonus payout, the grant-date fair value of PSUs and, for fiscal 2018, the compensation awarded in connection with the Transaction, including the Retention RSUs and the impact of the PSU Awards for the fiscal 2016-2018 performance period vesting at the target level of performance. As indicated in the graph, excluding this compensation awarded in connection with the Transaction results in total direct compensation of approximately $22,717,000 for fiscal 2018.

(c)

Indexed TSR represents the value of $100 invested in the Company’s Class A Common Stock at the end of fiscal year 2013 and at the end of each following year. The Separation of News Corp is treated as a special dividend for the purposes of calculating total stockholder return for 21st Century Fox.

Compensation Philosophy

Our strategy and goal of creating long-term growth and value for stockholders drives our philosophy and how we design executive compensation programs and practices.

Our executives lead and manage one of the world’s leading media and entertainment companies in a fast-changing, competitive environment, and their responsibilities span operations around the world. Our executives are critical to the value we create for our stockholders.

Our compensation philosophy aims to achieve the following:

•	Provide a compensation program that drives performance;

•	Ensure our compensation policies and practices support both annual and long-term growth for stockholders; and

•	Structure compensation packages to attract, retain and motivate the top executive talent necessary for the Company’s success today and in the future.

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COMPENSATION DISCUSSION AND ANALYSIS

In designing compensation programs for our named executive officers, the Compensation Committee is guided by the following objectives:

•

Our compensation programs should incorporate a mix of fixed and performance-based compensation in the form of base salary, annual bonus compensation, performance-based long-term incentives and retirement and other benefit programs (as described below) to enable us to attract the highest quality talent to the Company.

•

Our individual pay decisions should consider trends in the industry in which the Company operates and competes and the executive’s performance, contributions, breadth and complexity of the role, and individual skills.

•	Our compensation programs should be communicated and implemented as clearly, specifically and transparently as possible.

•	Our incentive programs should respond to unique market requirements and provide a strong link between pay and performance.

In fiscal 2018, the Compensation Committee took certain actions to support the completion of the Transaction, which reflect its compensation philosophy and align the named executive officers’ interests with those of the Company’s stockholders. The Compensation Committee’s decisions provide incentives for our named executive officers, who are critical to the completion of the Transaction, to continue to secure the Company’s business, drive the completion of the Transaction, and focus on delivering strong Company performance and stockholder value.

How Executive Compensation Decisions Are Made

Role of the Compensation Committee and Executive Officers and Management in Compensation Decisions

Prior to approving or, as applicable, recommending each named executive officer’s compensation, the Compensation Committee reviews and analyzes the nature and amounts of all elements of each named executive officer’s total compensation package, both separately and in the aggregate, to ensure that each named executive officer’s compensation is performance-based and that an appropriate balance is maintained in focusing different elements of compensation on both the short-term and long-term performance of the Company. The Compensation Committee also considers, among other factors, information provided by its independent compensation consultant on peer companies and industry trends, the Company’s philosophy on internal pay parity, and the responsibilities and past performance of our named executive officers. In fiscal 2018, the Compensation Committee also considered the unique retention and incentive challenges presented by the Transaction. In addition, members of our senior management team keep informed of developments in compensation and benefits matters and participate in the gathering and presentation of facts related to these matters as requested by the Compensation Committee.

Role of Compensation Consultant

In fiscal 2018, the Compensation Committee retained the services of an external compensation consultant, FW Cook, to advise the Compensation Committee on its named executive officer and non-executive Director compensation practices and framework, compensation trends, and, from time to time, the structure of individual executive employment agreements.

For information on the Compensation Committee’s consideration of FW Cook’s independence, please see page 19 in the section titled “Corporate Governance Matters”.

Use of Information on Peer Companies and Industry Trends

In order to attract and retain the best talent, our executives’ compensation packages must remain competitive. Because the Company competes to recruit and retain executives against a relatively small number of large, complex, diversified and publicly-traded media and entertainment companies where executives possess skills and experience that are most relevant for the Company’s businesses, when reviewing the annual compensation program for fiscal 2018, the Compensation Committee focused on the compensation practices of CBS Corporation, Comcast Corporation, Time Warner Inc., The Walt Disney Company and Viacom Inc. However, for broader perspective, the Compensation Committee also considered the compensation practices of other publicly-traded entertainment and media, technology and telecommunications peer companies including AT&T Inc., Charter Communications, Inc., Discovery, Inc., DISH Network Corporation, Liberty Global plc, Netflix, Inc. and Verizon Communications Inc. However, the Compensation Committee does not justify its compensation decisions, nor attempt to maintain a specific target percentile in determining compensation, based on compensation provided to executives at its peer companies.

Although the Company does not use “benchmarks” with respect to individual compensation levels, the Compensation Committee regularly reviews the compensation practices of a group of our peer companies, consisting of other large publicly-traded entertainment and media companies, and select technology and telecommunications companies, as well as evolving broad market practices, to ensure that it remains informed when making compensation decisions. The Compensation

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COMPENSATION DISCUSSION AND ANALYSIS

Committee considers the compensation practices of our peer companies but, because of the complex mix of industries and markets in which the Company operates, it believes that strict benchmarking against selected groups of companies does not provide a meaningful basis for establishing compensation and does not use peer company data to base, justify or provide a framework for compensation decisions. The Compensation Committee also does not target any element of compensation or total compensation to a specific range within the peer companies. Rather, it uses peer company data to obtain a general understanding of current compensation practices. The Compensation Committee’s goal is to provide total compensation packages that are competitive with prevailing practices in our industry and in the geographic markets in which we conduct business. The Compensation Committee retains flexibility within the compensation program in order to respond to and adjust for specific circumstances and our evolving business environment.

Review of Internal Pay Parity

The Compensation Committee has determined that internal pay parity is critical to ensuring fairness and encouraging a collaborative team effort among the named executive officers. Accordingly, the Compensation Committee’s decisions concerning named executive officer compensation include a careful review of each named executive officer’s pay components and levels relative to other named executive officers with respect to role, seniority and/or levels of responsibility. In addition, the Compensation Committee has determined that it is appropriate to provide the same type of incentive compensation opportunities to each of the named executive officers.

Named Executive Officers’ Compensation Packages for Fiscal 2018

Introduction

The key elements of our executive compensation program for our named executive officers consist of base salary, annual bonus compensation that is based on an evaluation of Company and individual and group performance, performance-based long-term equity-based incentive awards, retention awards granted in connection with the Transaction and retirement benefits. The named executive officers also receive certain perquisites, but such perquisites are not a key element of compensation. The chart below illustrates why the Compensation Committee chooses to pay each element of compensation:

		Motivation		Alignment with Stockholder Interests
Element of Compensation	Attraction	Short-Term	Long-Term		Retention
Base Salary
Performance-Based Annual Bonus Compensation
Performance-Based Long-Term Equity-Based Incentive Awards
Retention Awards
Retirement Benefits

When making individual executive compensation decisions, the Compensation Committee considers such characteristics as the named executive officer’s leadership and management expertise, performance history, the complexity of the position and responsibilities, growth potential, term of service with the Company, reporting structure and internal parity. The Compensation Committee also takes into account certain other market factors, such as, among others, the significance of the industry and geographic markets (particularly New York City and Los Angeles) in which we operate and compete to the Company’s ability to attract and retain talent. In determining the amount of total compensation, the Compensation Committee considers both currently paid compensation and the opportunity for future compensation, as well as the mix of cash and equity-based compensation. The level of compensation of each of our named executive officers reflects these factors.

In fiscal 2018, our named executive officers were Messrs. K. Rupert Murdoch, Lachlan K. Murdoch, James R. Murdoch, John P. Nallen and Gerson Zweifach. Mr. K.R. Murdoch, the Company’s Executive Chairman, has served the Company or its subsidiaries or affiliates for 66 years. Mr. L.K. Murdoch, the Company’s Executive Chairman and a Director since 1996, previously served the Company in a number of executive roles from 1994 to 2005. Mr. J.R. Murdoch, the Company’s Chief Executive Officer, has served in a variety of leadership positions within the Company and with its affiliates for 22 years. Mr. Nallen, the Company’s Chief Financial Officer since July 2013, previously served as an Executive Vice President and Deputy Chief Financial Officer of the Company for 12 years, overseeing various functional areas including corporate finance, tax, internal audit and planning and analysis and has served the Company and its affiliates for more than 23 years. Mr. Zweifach, who joined the Company in 2012 as a Senior Executive Vice President and Group General Counsel, has more than 35 years of experience covering significant media and first amendment cases, as well as patent, antitrust and securities litigation matters. The depth of our named executive officers’ institutional knowledge, the breadth of their experience and their superior leadership talents have been instrumental and invaluable in making and maintaining 21st Century Fox as one of the pre-eminent international media and entertainment companies.

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COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee believes that employment agreements are important tools to attract and retain executive talent. Accordingly, in fiscal 2018, Messrs. L.K. Murdoch, J.R. Murdoch, Nallen and Zweifach were each a party to a negotiated employment agreement. (For a detailed description of these employment agreements, please see page 48 in the section titled “Employment Arrangements”.) Messrs. L.K. Murdoch and J.R. Murdoch’s compensation is intended to be commensurate with each of their responsibilities for the operational and strategic leadership of the Company and reflects each executive’s significant contributions to the Company as well as other achievements. Since Messrs. L.K. Murdoch and J.R. Murdoch share responsibility for the management and leadership of the Company, Messrs. L.K. Murdoch and J.R. Murdoch receive identical compensatory arrangements. Mr. Nallen’s compensation reflects his superior financial management and the desire to ensure his retention. Mr. Zweifach’s compensation reflects his strong leadership of the Company’s legal and compliance function and the desire to ensure his retention. Mr. K.R. Murdoch is not a party to an employment agreement, and his compensation for fiscal 2018 was determined and approved by the Compensation Committee. Mr. K.R. Murdoch plays an important leadership role in each of the Company’s key initiatives, offering invaluable insight and expertise, provides broad strategic vision for the Company and, in fiscal 2018, he continued to provide critical leadership to maintain the exceptional performance of Fox News Channel during a period of transition.

2018 Pay Mix

The Compensation Committee believes that a significant portion of the compensation awarded to our named executive officers should be performance-based and at-risk. As illustrated below, approximately 85% of the Chief Executive Officer’s and on average 76% of the other named executive officers’ fiscal 2018 target total direct compensation was “at-risk” and dependent upon performance, with most of the compensation subject to the achievement of short-term and long-term financial and business objectives. We believe that this balance of fixed and variable compensation is consistent with the Company’s executive compensation philosophy, maintains a strong link between the named executive officers’ compensation and Company performance, aligns the named executive officers’ interests with those of our stockholders and motivates executives to deliver strong results and create stockholder value.

FY18 Target Pay Mix(a)(b) Chief Executive Officer Average for the Other NEOs Base Salary Performance-Based Incentive Compensation Base Salary Performance-Based Incentive Compensation

(a)

Includes each named executive officer’s annual base salary, target annual bonus opportunity and the target PSU Award opportunity for the fiscal 2018-2020 performance period. These charts do not reflect the compensation awarded in connection with the Transaction.

(b)

Performance-based incentive compensation includes target annual bonus opportunity and target PSU Award opportunity. For the Chief Executive Officer, 40% of the target total direct compensation is comprised of the target annual bonus opportunity and 45% is comprised of the target PSU Award opportunity. For the other named executive officers, on average, approximately 40% of the target total direct compensation is comprised of the target annual bonus opportunity and approximately 35% is comprised of the target PSU Award opportunity. Stated NEO percentages are rounded to the nearest whole percent.

Base Salary

One element of compensation needed to attract and retain an employee in any organization is base salary. Base salary is the fixed element of a named executive officer’s annual cash compensation and does not vary with performance. The respective employment agreements of Messrs. L.K. Murdoch, J.R. Murdoch, Nallen and Zweifach provide for a minimum base salary. At the time each of these employment agreements was entered into, each named executive officer’s base salary was established in the context of the nature of the named executive officer’s particular position, the responsibilities associated with that position, length of service with the Company, his experience, expertise, knowledge and qualifications, market factors, the industry in which we operate and compete, recruitment and retention factors and the Company’s overall compensation philosophy.

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COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee reviews annually the base salary of each of the named executive officers, subject to the terms of any applicable employment agreements. Base salary may be adjusted if the Compensation Committee determines that an adjustment is warranted or that a different mix of compensation elements may more appropriately compensate the individual named executive officer in light of the Company’s compensation objectives. There were no base salary changes for our named executive officers in fiscal 2018 from fiscal 2017.

Performance-Based Annual Bonus Compensation

The named executive officers have a direct influence on our operations and strategy. The Compensation Committee believes that a significant portion of each named executive officer’s total compensation opportunity should be based upon individual and group contributions and the Company’s financial and operating performance. This framework fosters a performance-driven, pay-for-performance culture that aligns our named executive officers’ interests with those of our stockholders while also rewarding the named executive officers for superior individual and group achievements.

In August 2017, the Compensation Committee approved the framework for the fiscal 2018 Annual Bonus (as defined below). The Compensation Committee determined that two-thirds of the Annual Bonus would be based on achievement of a target financial performance metric and one-third would be based on qualitative factors, including the contributions by each and the group of named executive officers (the “Annual Bonus”). The Compensation Committee selected adjusted OIBDA1 as the financial performance metric for fiscal 2018 because it believes that this metric reflects the Company’s key financial objective for the operations for which the named executive officers have direct responsibility. The Compensation Committee also determined the following performance levels for the achievement of the financial performance metric, with performance that falls between the specified performance levels to be interpolated broadly on a linear basis:

Performance Level	Performance Goal as a Percentage of Target OIBDA	Payout as a Percentage of Financial Performance Portion of the Annual Bonus
Maximum	120%	200%
Target	100%	100%
Threshold	80%	50%

The Compensation Committee approved the following target and maximum Annual Bonus opportunities for fiscal 2018 for each of Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch, Nallen and Zweifach:

Named Executive Officer	Fiscal 2018 Target Annual Bonus Opportunity	Fiscal 2018 Maximum Annual Bonus Opportunity
K. Rupert Murdoch	$10.5 million	$21.0 million
Lachlan K. Murdoch(a)	$8.0 million	$16.0 million
James R. Murdoch(a)	$8.0 million	$16.0 million
John P. Nallen(a)	$4.0 million	$8.0 million
Gerson Zweifach(a)	$3.5 million	$7.0 million

(a)	The Annual Bonus target and maximum opportunity are provided for in the named executive officer’s employment agreement.

For fiscal 2018, the Compensation Committee set a target performance range for OIBDA of $7.40 billion to $7.50 billion. A target range is used, rather than a specific goal, to address challenges associated with setting performance goals with precision and to avoid unintended windfalls or shortfalls in actual payouts to the named executive officers. The Company’s fiscal 2018 OIBDA was $7.03 billion and therefore the Compensation Committee determined that 87% of the target quantitative portion of the Annual Bonus was achieved.

In accordance with the Annual Bonus framework, the Compensation Committee also considered qualitative factors, including contributions to the Company’s financial and non-financial objectives in fiscal 2018, when determining each eligible named executive officer’s Annual Bonus. The Company operates in a dynamic, rapidly evolving and highly competitive industry and the Compensation Committee considered not only individual performance but also the collective efforts and collaboration of the named executive officers that is imperative for success. The named executive officers, individually and as a group, had the following notable achievements in fiscal 2018:

•

Led successful negotiations with Disney on the Transaction which is expected to unlock the value potential of our iconic brands, and enhance our businesses’ abilities to accelerate growth and expand their impact in the rapidly evolving media

[1]

OIBDA is defined as Revenues less Operating expenses and Selling, general and administrative expenses. OIBDA does not include: Amortization of cable distribution investments, Depreciation and amortization, Impairment and restructuring charges, Equity (losses) earnings of affiliates, Interest expense, net, Interest income, Other, net, Income tax expense, Loss from discontinued operations, net of tax and Net income attributable to noncontrolling interests. No adjustments were made to OIBDA for fiscal 2018.

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marketplace. The Transaction unlocked enormous value for stockholders with the Company’s stock price increasing by approximately 75% during fiscal 2018, significantly ahead of both 12% average growth for the S&P 500 and a 10% average decline for our media peers over the same period.

•	Provided leadership under which the Company delivered solid financial results and strengthened its core operations.

•	Grew the Company’s cable channel and television businesses by continuing to increase affiliate and retransmission compensation.

•	Leveraged the strength of our leadership in India by growing OIBDA at STAR India and developing Hotstar into one of the fastest growing digital video platforms in the world.

•

Secured key transformational domestic and international sports rights, including National Football League’s Thursday Night Football and WWE’s SmackDown Live for Fox Sports and added IPL’s Global Media and Digital broadcast rights while extending our Board of Control for Cricket in India (BCCI) cricket rights at STAR India.

•	Strengthened the Company’s balance sheet and increased its cash reserves resulting in flexibility to invest in organic and inorganic growth opportunities.

•	Successfully secured all necessary regulatory approvals associated with the Company’s bid for Sky.

•

Guided the execution of our key strategic priorities including the creation of compelling storytelling, enhancement of the customer experience of our digital video brands and the leveraging of our positions in developing markets.

The Compensation Committee determined that the significant achievements described above of the named executive officers, individually and as a group, made contributions to drive the overall success of the business as well as its financial and strategic objectives and through strategic transactions, most notably the Transaction, delivered unparalleled value to stockholders, and therefore awarded 200% of the target qualitative portion of the Annual Bonus to Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch, Nallen and Zweifach. In addition, the Compensation Committee considered it appropriate to align the percentage of the target qualitative portion of the Annual Bonus awarded to each named executive officer to recognize the collaborative effort in fiscal 2018 that led to the Company’s strong performance and supported the planned completion of the Transaction. The Compensation Committee Charter and the Company’s long-term incentive plan include the implementation and enforcement of effective compliance programs as a factor for the Compensation Committee to consider when reviewing and approving incentive awards, including annual bonus compensation. The Compensation Committee considers, based on a recommendation from the Audit Committee of its assessment of management’s performance on ethics and compliance objectives, whether a reduction to the qualitative portion of the annual bonus payout is appropriate and, if so, the amount of such reduction. During fiscal 2018, management regularly reported to the Audit Committee its progress in carrying out the Company’s ethics and compliance objectives. In assessing the Company’s continued execution of its ethics and compliance program, the Audit Committee considered the extent to which progress was made in a variety of compliance areas as well as whether such progress would contribute to the Company’s long-term ethics and compliance objectives. As described herein, based on the Audit Committee’s assessment of management’s performance on ethics and compliance objectives, the Compensation Committee did not reduce the qualitative portion of the annual bonus payout for the named executive officers for fiscal 2018.

In light of the Compensation Committee’s consideration of these factors, the Compensation Committee confirmed the payout multiples set forth below and calculated the Annual Bonuses, which were paid in cash, as follows:

	Fiscal 2018 Target Annual Bonus Opportunity	OIBDA			Qualitative Performance			Calculated Annual Bonus Amount
Named Executive Officers		66.7% of Target	Multiple	Subtotal	33.3% of Target	Multiple	Subtotal
K. Rupert Murdoch	$10,500,000	$7,000,000	87%	$6,090,000	$3,500,000	200%	$7,000,000	$13,090,000
Lachlan K. Murdoch	$ 8,000,000	$5,333,333	87%	$4,640,000	$2,666,667	200%	$5,333,334	$ 9,973,334
James R. Murdoch	$ 8,000,000	$5,333,333	87%	$4,640,000	$2,666,667	200%	$5,333,334	$ 9,973,334
John P. Nallen	$ 4,000,000	$2,666,667	87%	$2,320,000	$1,333,333	200%	$2,666,666	$ 4,986,666
Gerson Zweifach	$ 3,500,000	$2,333,333	87%	$2,030,000	$1,166,667	200%	$2,333,334	$ 4,363,334

Performance-Based Long-Term Equity-Based Incentive Awards

The purpose of granting performance-based long-term equity-based awards to the named executive officers is to align further their compensation with the long-term performance of the Company and link the named executive officers’ interests directly to those of the Company’s stockholders. In order to accomplish these objectives, the Compensation Committee designed a performance-based long-term equity-based incentive program and approved the annual grant of PSUs that will have a three-year performance measurement period (the “PSU Award”). The PSUs will vest after the completion of the three-year

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COMPENSATION DISCUSSION AND ANALYSIS

performance period, based upon the following performance metrics that will be measured against targets established at the beginning of each performance period: (i) average annual adjusted earnings per share (“EPS”) growth; (ii) average annual adjusted free cash flow (“FCF”) growth; and (iii) the Company’s three-year TSR as measured against the three-year TSR of the companies that comprise the Standard & Poor’s 500 Index (excluding financial, real estate and energy sector companies) (the “S&P 500”) (collectively, the “Performance Metrics”).

Adjusted EPS is calculated by dividing adjusted net income by the number of shares of stock (or stock equivalents) of the combined classes of the Company’s common stock utilized in the Financial Statements (as defined below) for the respective fiscal year in determining diluted earnings per share, after adjusting for new share issuances and the effect of corporate reorganizations such as stock splits. Adjusted net income is determined by eliminating the effect on net income (as reported in the Company’s audited consolidated financial statements of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018 (the “Financial Statements”) and determined in accordance with United States generally accepted accounting principles) of the following items, which will apply equally to income and losses from “Associated Entities” (as such term is used in the Financial Statements) included in net income: (i) non-cash intangible asset impairment charges and write downs on investments to realizable values; (ii) gains or losses on the sale or other disposition of businesses or investments; (iii) items considered to be of an unusual nature or of a type that indicates infrequency of occurrence; (iv) the impact of changes in accounting in the fiscal year of such change (with the intent being to measure adjusted net income in each fiscal year on the same bases of accounting); (v) costs of material business restructurings, reorganizations and relocations (includes severances, shut down, asset writeoffs -whether immediately recognized or the incremental impact of accelerated charges over the restructuring period); and (vi) gains and losses from capital and debt issuances and retirements. FCF means operating income before depreciation and amortization, less cash interest, operating taxes paid, working capital requirements and capital expenditures, plus distributions/dividends received and non-cash compensation expense, all determined from continuing operations. Comparable adjustments made to net income in accordance with the definition of adjusted net income will be made to FCF to the extent they impact FCF. For Adjusted EPS and Adjusted FCF, the determination may reflect such other adjustments as described below which the Compensation Committee deems appropriate to reflect the Performance Metric so as to not distort the calculation of the Performance Metric.

The Compensation Committee selected these Performance Metrics because it believes these metrics are critical to the Company’s long-term creation of stockholder value. Specifically, EPS is one of the primary measures used by the Company, investors and analysts to assess Company and management performance; FCF gives a clear view of the Company’s ability to generate cash that can be used for investments in the business, returns to stockholders and other actions which enhance stockholder value; and relative TSR strengthens the alignment with the long-term interests of our stockholders while considering a broad and stable collection of comparator group companies that offer alternative capital investment opportunities. The Company adjusts EPS and FCF to ensure that the measurement of performance reflects factors that management can directly control and that payout levels are not artificially inflated or impaired by factors unrelated to the ongoing operation of the business. This ensures that executives are not unduly influenced in their decision-making because they would neither benefit nor be penalized as a result of unexpected and uncontrollable events or as a result of strategic events that are in the long-term interest of stockholders. The target weighting for the adjusted EPS growth, adjusted FCF growth and TSR performance metrics are 40%, 40% and 20%, respectively. The target level for the relative TSR performance metric for the PSU Awards for the fiscal 2018-2020 performance period was set at the 50th percentile with a threshold performance level of 25th percentile and a maximum performance level of greater than or equal to the 75th percentile.

All outstanding PSUs awarded to the named executive officers are stock-settled and, in order to further align our executive compensation with total return to stockholders, are eligible for dividend equivalents. Each stock-settled PSU represents the right to receive one share of Class A Common Stock, which enables the Company to fix its compensation expense based on the share price on the date the award is granted and eliminate any volatility in compensation expenses that may result from using cash-settled equity awards, and may promote increased stock ownership by our named executive officers. The stock-settled PSUs were awarded under the 2013 Long-Term Incentive Plan (the “2013 LTIP”).

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COMPENSATION DISCUSSION AND ANALYSIS

Within 90 days of the beginning of each performance period, the Compensation Committee establishes for each of the Performance Metrics, performance ranges and payout ranges for the performance period. The Compensation Committee also determines the target opportunity for each of the named executive officers for the performance period, expressed as a dollar value (the “PSU Target Value”). The PSU Target Value will be converted into a target number of PSUs (the “PSU Target Number”) which, for fiscal 2018, was based on the average closing price of the Class A Common Stock for the 20 trading days ending on June 30. For the fiscal 2018-2020 performance period, the Compensation Committee established in August 2017 the following PSU Target Value, and corresponding target number of PSUs, for each of Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch, Nallen and Zweifach:

Named Executive Officer	Fiscal 2018-2020 Performance Period Target PSU Award Opportunity ($ value)	Fiscal 2018-2020 Performance Period Target PSU Award Opportunity (number of PSUs)(a)
K. Rupert Murdoch	$5.7 million	205,553
Lachlan K. Murdoch(b)	$9.0 million	324,558
James R. Murdoch(b)	$9.0 million	324,558
John P. Nallen(b)	$4.0 million	144,248
Gerson Zweifach(b)	$3.0 million	108,186

(a)

The PSUs are eligible for dividend equivalents which will be represented by additional units representing shares of Class A Common Stock credited at the time performance under the PSU Award is certified and will be payable when, and only to the extent that, the underlying PSU Award vests.

(b)	The target PSU Award opportunity is provided for in the named executive officer’s employment agreement.

Following the end of the performance period, the Compensation Committee will evaluate and certify the average year over year adjusted EPS growth and the average year over year adjusted FCF growth and the Company’s three-year relative TSR compared to the S&P 500 and determine the weighted payout (the “Final Performance Factor”); provided, however, the final payout cannot exceed 150% of the PSU Target Number and subject to the limitations set forth in the 2013 LTIP. Performance in a single year generally will not be indicative of the results for the entire performance period. Subject to the attainment of one or more of the Performance Metrics, at the end of the performance period, the named executive officers will be credited with a number of PSUs, which will be determined by multiplying the PSU Target Number by the Final Performance Factor (the “Final PSU Credits”). Each of the named executive officers will then receive the number of shares of Class A Common Stock equal to his Final PSU Credits, together with any accrued dividend equivalents (beginning with PSU Awards for the fiscal 2017-2019 performance period), subject to the limitations set forth in the 2013 LTIP. The “Payment Date” will generally be August 15 of the applicable year or the next business day after August 15. Thus, the Final PSU Credits and their value reflect both Company performance and any change in the value of the Company’s Class A Common Stock over the three-year performance period, as well as any dividends paid on such Class A Common Stock during the performance period. As further described in the section titled “Retention RSUs”, the named executive officers are not eligible to receive a PSU Award for the fiscal 2019-2021 performance period.

For additional information regarding treatment of outstanding PSU Awards in the Transaction please see the Form S-4.

Vesting of Performance-Based Long-Term Equity-Based Incentive Awards for Fiscal 2016-2018 Performance Period

The PSU Awards granted in August 2015 had a three-year performance period ending on June 30, 2018 and had performance measures based on average annual adjusted EPS growth, average annual adjusted FCF growth, and the Company’s three-year TSR as measured against the three-year TSR of the companies that comprise the S&P 500. As contemplated by the Disney Merger Agreement, in February 2018, the Compensation Committee determined that, subject to satisfaction of one of the Performance Metrics as described below, the outstanding PSU Awards for the fiscal 2016-2018 performance period granted to all participants in the PSU Award program, including the Company’s named executive officers, will pay out based on the target level of performance, in accordance with the original vesting schedule. The Compensation Committee believes this change, which follows the current compensation program of aligning compensation with the interests of our stockholders, will drive substantial stockholder value by strengthening retention incentives for key employees at a time of uncertainty while the Company completes the Transaction.

In August 2018, the Compensation Committee reviewed the Company’s performance for the fiscal 2016-2018 performance period with respect to the PSUs granted in August 2015. The Compensation Committee certified a three-year relative TSR percentile ranking at the 57th percentile, surpassing the required threshold percentile ranking, which was set at the 25th percentile, and determined that the performance metric relating to TSR was attained. Therefore, as further described in the section titled “Compensation Deductibility Policy”, Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch and Zweifach were

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COMPENSATION DISCUSSION AND ANALYSIS

eligible to receive the maximum number of PSUs. In accordance with its decision to pay out the fiscal 2016-2018 PSU awards based on target level performance, the Compensation Committee applied a Final Performance Factor of 100%. As a result, Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch, Nallen and Zweifach each received shares of the Company’s Class A Common Stock equal to the Final PSU Credits described below.

Named Executive Officers	Fiscal 2016-2018 Performance Period Target PSU Award Opportunity	Final Performance Factor	Fiscal 2016-2018 Final PSU Credits
K. Rupert Murdoch	173,094	100%	173,094
Lachlan K. Murdoch	273,307	100%	273,307
James R. Murdoch	273,307	100%	273,307
John P. Nallen	121,469	100%	121,469
Gerson Zweifach	75,918	100%	75,918

Retention RSUs

In February 2018, the Compensation Committee made the following special grant of Retention RSUs to its named executive officers with a grant date value equal to two times the value of each named executive officer’s respective target PSU Award opportunity for the fiscal 2018-2020 performance period:

Named Executive Officer	Retention RSUs ($ value)	Shares Underlying Retention RSUs(a)
K. Rupert Murdoch	$11.4 million	360,873
Lachlan K. Murdoch	$18.0 million	569,800
James R. Murdoch	$18.0 million	569,800
John P. Nallen	$ 8.0 million	253,244
Gerson Zweifach	$ 6.0 million	189,933

(a)

The Retention RSUs are eligible for dividend equivalents which will be represented by additional units representing shares of Class A Common Stock and will be payable when, and only to the extent that, the underlying Retention RSUs vest.

The Retention RSUs will vest 50% shortly prior to the completion of the Transaction and 50% on the 15-month anniversary of the completion of the Transaction, subject to the named executive officer’s continued employment through the applicable vesting date. The Retention RSU grants will be subject to accelerated vesting in the event of a termination of employment (1) by the employer for any reason other than a termination for cause or (2) following the Transaction, upon a resignation for good reason. In the event that the Transaction does not occur and the Disney Merger Agreement is terminated in accordance with its terms, the Retention RSUs will fully vest and convert to the Company’s Class A Common Stock on the later of (i) December 13, 2019 and (ii) the date on which the Disney Merger Agreement is terminated, subject to the named executive officer’s continued employment through the applicable vesting date or an earlier qualifying termination of employment. For additional information regarding treatment of the outstanding Retention RSUs upon a termination of employment, please see the section titled “Potential Payments Upon Termination”.

The Compensation Committee believes that granting time-based awards in the form of Retention RSUs will strengthen the retention incentives for key employees and represents the most effective approach to long-term incentive compensation in light of the Company’s decision to undertake a fundamental change and enter into the Disney Merger Agreement. The grant of Retention RSUs was in lieu of recipients being eligible for a PSU Award for the fiscal 2019-2021 performance period.

For additional information regarding treatment of outstanding Retention RSUs in the Transaction please see the Form S-4.

Certain Other Actions Related to Equity-Based Awards

The Compensation Committee has approved certain amendments to the PSU Awards for the fiscal 2018-2020 performance period. These amendments include aligning, where applicable, the treatment of these awards upon termination of employment with the Company’s ordinary course practice for named executive officers. For more details and a description of the payments that our named executive officers may be eligible to receive upon a termination of employment, please see the section titled “Potential Payments Upon Termination”.

Retirement Benefits

Our defined-benefit pension plans serve as an important retention tool for long-term executives. In addition to a broad-based, tax-qualified pension plan, we also administer a Supplemental Executive Retirement Plan (“SERP”), which increases the retirement benefits of its participants above the amounts available under our broad-based plan, as limited by the Internal

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COMPENSATION DISCUSSION AND ANALYSIS

Revenue Code, and in which certain of our executives participate. As an additional retention incentive, certain of the named executive officers participate in the Company’s Individual Supplemental Employee Retirement Agreement Plan (“ISERA”), which provides enhanced benefits to certain of the Company’s executives. The ISERA also provides enhanced retirement health benefits to the participating executives and their spouses. The SERP and the ISERA are non-qualified plans for tax purposes and are funded using a grantor trust. The assets in the grantor trust are unsecured funds of the Company and could be used to satisfy the Company’s obligations in the event of bankruptcy or insolvency. For additional information on these arrangements and plans, please see the Pension Benefits Table and the Potential Payments Upon Termination Table, together with their accompanying footnotes, and the section titled “Description of Pension Benefits”.

Perquisites

Our named executive officers are provided with limited types of perquisites and other personal benefits that the Compensation Committee feels are reasonable and consistent with the Company’s overall compensation philosophy. Perquisites constitute a very small percentage of each named executive officer’s total compensation package. Some perquisites are intended to serve a specific business need for the benefit of the Company; however, it is understood that some may be used for personal reasons as well. The perquisites received by each named executive officer in fiscal 2018, as well as their incremental cost to the Company, are reported in the Summary Compensation Table and its accompanying footnotes below.

Framework for Fiscal 2019 Performance-Based Annual Bonus Compensation

In August 2018, the Compensation Committee approved the framework for the fiscal 2019 Annual Bonus. The Compensation Committee determined that two-thirds of the fiscal 2019 Annual Bonus would be based on achievement of target adjusted OIBDA, and one-third would be based on qualitative factors, including the contributions by each and the group of named executive officers. The Compensation Committee selected adjusted OIBDA as the financial performance metric for fiscal 2019 because it continues to believe that this metric reflects the Company’s key financial objective for the operations for which the named executive officers have direct responsibility. In reaching this decision, the Compensation Committee concluded that the Annual Bonus program was properly rewarding the named executive officers for Company and individual and group achievements and effectively aligning their interest with those of our stockholders. The Compensation Committee also determined the following performance levels for the achievement of the financial performance metric, with performance that falls between the specified performance levels to be interpolated broadly on a linear basis:

Performance Level	Performance Goal as a Percentage of Target Adjusted OIBDA	Payout as a Percentage of Financial Performance Portion of the Annual Bonus
Maximum	120%	200%
Target	100%	100%
Threshold	80%	50%

Also in August 2018, the Compensation Committee approved the following target and maximum Annual Bonus opportunities for fiscal 2019 for each of Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch, Nallen and Zweifach:

Named Executive Officer	Fiscal 2019 Target Annual Bonus Opportunity	Fiscal 2019 Maximum Annual Bonus Opportunity
K. Rupert Murdoch	$10.5 million	$21.0 million
Lachlan K. Murdoch(a)	$ 8.0 million	$16.0 million
James R. Murdoch(a)	$ 8.0 million	$16.0 million
John P. Nallen(a)	$ 4.0 million	$ 8.0 million
Gerson Zweifach(a)	$ 3.5 million	$ 7.0 million

(a)	The Annual Bonus target and maximum opportunity are provided for in the named executive officer’s employment agreement.

In the event that the completion of the Transaction occurs prior to the Company paying the Annual Bonus, then as described in the Disney Merger Agreement, at the time of the Transaction, each named executive officer will receive the Annual Bonus based on the achievement of the target level of performance, prorated based on the number of days in the applicable performance period that have elapsed as of the completion of the Transaction, to be paid as soon as practicable after the completion of the Transaction.

Severance and Change in Control Arrangements

The employment agreements of Messrs. L.K. Murdoch, J.R. Murdoch, Nallen and Zweifach contain negotiated severance provisions that provide benefits to these named executive officers upon their separation from the Company, which are more

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COMPENSATION DISCUSSION AND ANALYSIS

fully described in the section titled “Potential Payments Upon Termination”. None of the named executive officers’ employment agreements or other arrangements contains provisions that guarantee a payment upon a change in control of the Company.

In connection with entering into the Disney Merger Agreement the Compensation Committee approved the adoption of a severance plan (the “Severance Plan”) in which eligible employees including the named executive officers will participate. The Severance Plan will become effective as of the closing of the Transaction and remain in effect in respect of a termination of employment that occurs within one year following the closing of the Transaction. Under the Severance Plan, in the event of a termination of employment (1) by the employer for any reason other than a termination for cause, (2) upon a resignation for good reason or (3) due to death or disability, each named executive officer will be eligible to receive the following payments but only to the extent such payments are greater than the payments provided under his employment agreement: (a) two times the sum of his base salary and average Annual Bonus paid in the previous two years, (b) a prorated target Annual Bonus for the year of termination, (c) reimbursement of COBRA premiums for one and a half years and (d) seven months of outplacement assistance.

Employment Agreements

The Compensation Committee believes that employment agreements are important tools to attract and retain executive talent. Described below is a summary of a letter agreement entered into with Mr. Nallen in fiscal 2018.

Letter Agreement for John Nallen

In June 2018, the Company entered into a letter agreement with Mr. Nallen (the “Nallen Letter Agreement”), amending his employment agreement that was scheduled to expire on June 30, 2018. The Nallen Letter Agreement, effective June 22, 2018, extends the term of Mr. Nallen’s employment through June 30, 2021. The Nallen Letter Agreement did not increase Mr. Nallen’s compensation.

By extending the term of Mr. Nallen’s employment agreement, the Compensation Committee recognized the importance of retaining Mr. Nallen to provide key leadership through the completion of the Transaction and to continue to deliver value to our stockholders.

For a further discussion of Mr. Nallen’s employment arrangements, please see page 49 in the section titled “Employment Arrangements—Summary of John P. Nallen’s Employment Agreement.”

Recoupment of Previously Paid Named Executive Officer Performance-Based Compensation

The Board of Directors has policies requiring the recoupment of performance-based compensation paid to the named executive officers in the event of certain financial restatements or of other bonus compensation in certain other instances. The policies require reimbursement, to the extent permitted by governing law and any employment arrangements entered into prior to the adoption of the policies.

Prohibition on Hedging and Pledging of 21st Century Fox Stock

The Company prohibits all directors and employees, including our named executive officers, from engaging in short sales of the Company’s securities and investing in Company-based derivative securities, including options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, trading in straddles and the like. However, holding and exercising stock options, restricted stock units or other derivative securities granted under the Company’s equity compensation plans is not prohibited.

The Company prohibits all executive officers and directors from pledging any Company securities that they hold directly or unvested equity compensation.

Executive Stock Ownership Guidelines

The Compensation Committee believes that the named executive officers of the Company should have an appropriate equity ownership in the Company to further align stockholders’ and the named executive officers’ interests. Accordingly, the Compensation Committee has adopted stock ownership guidelines which apply to the named executive officers as follows:

Title	Ownership Guideline
Executive Chairman	5 times base salary
Chief Executive Officer	5 times base salary
Chief Financial Officer	2 times base salary
Group General Counsel	1 times base salary

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COMPENSATION DISCUSSION AND ANALYSIS

Each executive will be required to achieve the appropriate ownership level within five years from the end of the fiscal year in which the executive first becomes subject to the ownership guidelines. To ensure executives make continuous progress toward their respective targets, executives must own 25% of the guideline by the end of the second fiscal year after becoming subject to the guidelines, 50% after the end of the third fiscal year and 75% by the end of the fourth fiscal year. If an executive’s guideline increases, then after the initial five-year compliance period, the executive will have an additional three years to achieve the increased guideline.

Although each executive has until the end of fiscal 2019 to achieve the appropriate ownership level (with the exception of Mr. L.K. Murdoch who has until the end of fiscal 2021 and Mr. J.R. Murdoch who has until the end of fiscal 2022 with respect to his increased guideline), as of June 30, 2018, each executive is in compliance with the applicable guideline.

Compensation Deductibility Policy

In approving compensation for fiscal 2018, the Compensation Committee took into account Section 162(m) of the Internal Revenue Code. At the time the Compensation Committee made its decisions for fiscal 2018 compensation, Section 162(m) generally limited to $1 million the U.S. federal tax deductibility of compensation paid in one year to the named executive officers except for, pursuant to Internal Revenue Service pronouncements, Mr. Nallen, our Chief Financial Officer. Section 162(m) also provided that performance-based compensation may qualify for an exception to the limit on deductibility, provided that the plan under which such compensation is paid meets certain requirements, including stockholder approval. The Tax Cuts and Jobs Act (the “Act”) signed into law in December 2017 made certain changes to Section 162(m), effective for taxable years beginning after December 31, 2017, including, among others, expanding the number of individuals covered by Section 162(m) to include a company’s chief financial officer and eliminating the exception for performance-based compensation. The Act provides for transition relief for compensation payable pursuant to a written binding contract in effect on November 2, 2017 that is not subsequently materially modified.

The Compensation Committee has approved, and may continue to approve, compensation exceeding the $1 million limitation, including with respect to a portion of base salary and long-term incentives, and exceeding the maximum bonus amount provided for under the Annual Bonus, in order to provide appropriate compensation. While accounting and tax treatment are relevant issues to consider, the Compensation Committee believes that stockholder interests are best served by not restricting flexibility in designing compensation programs, even though such programs may result in non-deductible compensation expenses for tax purposes.

As part of the executive compensation program, the named executive officers are eligible to receive performance-based annual bonus compensation and performance-based long-term equity-based incentive awards under the Company’s long-term incentive plan. Each of the Annual Bonus and the Company’s long-term incentive plan is intended to permit awards that comply with the Section 162(m) exception for performance-based compensation prior to its elimination under the Act. The stockholders of the Company have approved both of these plans. Despite the Compensation Committee originally structuring fiscal 2018 annual bonus compensation and performance-based long-term equity-based incentive awards to be eligible for deductibility under Section 162(m), as described below, because of the ambiguities and uncertainties as to the anticipated scope of the application of the transition relief under the Act, and the limited guidance interpreting such transition relief, no assurance can be given that compensation for fiscal 2018 that had originally been intended to satisfy the requirements for exemption from Section 162(m) will, in fact, be fully deductible.

For tax purposes, in order to preserve the ability to deduct annual performance-based compensation under Section 162(m), as it existed prior to the enactment of the Act, the Annual Bonus is conditioned upon the funding of a bonus pool (the “Annual Bonus Pool”). For fiscal 2018, the Compensation Committee approved a formula for funding the Annual Bonus Pool of 2.0% of the Company’s adjusted OIBDA for the fiscal year, which represents the maximum annual performance-based compensation that is payable. Additionally, the Company’s Annual Bonus program caps the amount to be paid to an individual in any fiscal year with an aggregate total of $60 million payable to all eligible participants in fiscal 2018. The Compensation Committee selected adjusted OIBDA as the performance measure for the funding of the Annual Bonus Pool because it best reflects the Company’s key financial objective for the operations for which the named executive officers have direct responsibility given the nature of the Company’s business.

In August 2018, the Compensation Committee certified the OIBDA and the maximum annual bonus amounts for Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch and Zweifach. The Compensation Committee then exercised its downward discretion to adjust the actual payments to the level that was awarded to Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch and Zweifach according to the methodology described above. Please see the section titled “Performance-Based Annual Bonus Compensation”.

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COMPENSATION DISCUSSION AND ANALYSIS

With respect to the Company’s long-term incentive plan, the Compensation Committee also establishes performance goals for PSUs, with the intent that they will be eligible for deductibility under Section 162(m), as it existed prior to the enactment of the Act, as described in the section titled “Performance-Based Long-Term Equity-Based Incentive Awards”. In August 2018, the Compensation Committee certified that one of the Performance Metrics was attained and that Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch and Zweifach were eligible to receive the maximum number of PSUs for the 2016-2018 performance period. The Compensation Committee then exercised its downward discretion to adjust the actual payments to the level that was awarded to Messrs. K.R. Murdoch, L.K. Murdoch, J.R. Murdoch and Zweifach in accordance with its determination in February 2018 that, subject to satisfaction of one of the Performance Metrics, the PSU Awards for the fiscal 2016-2018 performance period will pay out based on the target level of performance. Please see the section titled “Vesting of Performance-Based Long-Term Equity-Based Incentive Awards for Fiscal 2016-2018 Performance Period”.

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EXECUTIVE COMPENSATION

Summary Compensation Table for the Fiscal Year Ended June 30, 2018

The following table sets forth information with respect to total compensation for the fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016, respectively, for the Company’s Chief Executive Officer, Chief Financial Officer and the other most highly compensated executive officers of the Company (collectively, the “named executive officers”) who served in such capacity on June 30, 2018.

Name and Principal Position	Fiscal Year	Salary	Stock Awards(a)		Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(b)	All Other Compensation(c)	Total
K. Rupert Murdoch Executive Chairman	2018	$7,100,000	$23,273,953	(d)	$13,090,000	$ 5,644,000	$125,601	$49,233,554
	2017	$7,100,000	$ 5,404,292		$10,500,000	$ 6,117,000	$180,611	$29,301,903
	2016	$7,100,000	$ 6,420,056		$ 9,765,000	$11,127,000	$178,394	$34,590,450
Lachlan K. Murdoch Executive Chairman	2018	$3,000,000	$36,748,401	(d)	$ 9,973,334	$ 728,000	$219,996	$50,669,731
	2017	$3,000,000	$ 8,533,112		$ 8,000,000	$ 959,000	$121,730	$20,613,842
	2016	$3,000,000	$10,136,957		$ 7,440,000	$ 3,026,000	$114,321	$23,717,278
James R. Murdoch Chief Executive Officer	2018	$3,000,000	$36,748,401	(d)	$ 9,973,334	$ —	$542,126	$50,263,861
	2017	$3,000,000	$ 8,533,112		$ 8,000,000	$ 589,000	$193,832	$20,315,944
	2016	$3,000,000	$10,136,957		$ 7,440,000	$ 5,624,000	$178,716	$26,379,673
John P. Nallen Senior Executive Vice President and Chief Financial Officer	2018	$2,000,000	$16,332,590	(d)	$ 4,986,666	$ 471,000	$ 59,410	$23,849,666
	2017	$2,000,000	$ 3,792,491		$ 4,000,000	$ 630,000	$ 42,042	$10,464,533
	2016	$2,000,000	$ 4,505,285		$ 3,720,000	$ 1,830,000	$ 41,072	$12,096,357
Gerson Zweifach Senior Executive Vice President and Group General Counsel	2018	$3,000,000	$11,924,526	(d)	$ 4,363,334	$ —	$105,727	$19,393,587
	2017	$3,000,000	$ 2,370,310		$ 2,500,000	$ —	$ 39,294	$ 7,909,604
	2016	$3,000,000	$ 2,815,799		$ 2,325,000	$ —	$ 39,119	$ 8,179,918

(a)

The amounts set forth in the Stock Awards column represent the aggregate grant date fair value of stock awards granted during the applicable fiscal year and the incremental fair value resulting from the modification of the outstanding PSU Awards for the fiscal 2016-2018 performance period.

The grant date fair value of the PSU awards reflects the effect of the market condition by using a Monte Carlo analysis to estimate the TSR ranking of the Company among the S&P 500 Index companies, excluding finance, real estate and energy companies, over the performance period.

(b)

The values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are theoretical as these amounts are calculated pursuant to SEC requirements and are based on a retirement assumption of age 55 or current age, if later, and other assumptions used in preparing the Company’s June 30, 2018 audited consolidated financial statements. The change in actuarial present value for each named executive officer’s accumulated pension benefits under the applicable Company pension plan(s) from year to year as reported in the Summary Compensation Table is subject to interest rate volatility and may not represent, nor does it affect, the value that a named executive officer will actually accrue under the Company’s pension plans during any given fiscal year. The change in pension value in the fiscal year ended June 30, 2018 was primarily due to the accrual of an additional year of benefits partially offset by a change in the discount rate and mortality.

46	2018 Proxy Statement

EXECUTIVE COMPENSATION

(c)	All Other Compensation paid in the fiscal year ended June 30, 2018 is calculated based on the incremental cost to the Company and is comprised of the following:

	K. Rupert Murdoch	Lachlan K. Murdoch	James R. Murdoch	John P. Nallen	Gerson Zweifach
Perquisites
Personal Use of Corporate Aircraft	$ 42,304	$192,461	$477,990	$11,481	$ 66,258
Personal Use of Corporate Car/Car Allowance	25,468	14,400	23,857	22,860	14,400
Company Contributions to 401(k) Plan	9,625	9,625	9,625	9,625	9,625
Life Insurance Premiums(1)	48,204	3,510	30,654	15,444	15,444
Total	$125,601	$219,996	$542,126	$59,410	$105,727

(1)	Represents imputed income to the NEOs under the Company’s executive life insurance program.

(d)

In connection with the Transaction, in February 2018, the Compensation Committee determined that, subject to satisfaction of one of the Performance Metrics, the outstanding PSU Awards for the fiscal 2016-2018 performance period granted to the Company’s named executive officers, will pay out based on the target level of performance. Also in connection with the Transaction, the Compensation Committee granted Retention RSUs to the Company’s named executive officers. Recipients of the Retention RSUs are not eligible to receive a PSU Award with respect to the fiscal 2019-2021 performance period. The following table sets forth the total compensation for the fiscal year ended June 30, 2018 for each named executive officer excluding the special grant of the Retention RSUs and the effect of the modification of the outstanding PSU Awards for the fiscal 2016-2018 performance period as these actions were taken in connection with the Transaction and are not representative of the Company’s annual compensation program.

Name	Fiscal Year	Salary	Stock Awards(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
K. Rupert Murdoch	2018	$7,100,000	$6,170,701	$13,090,000	$5,644,000	$125,601	$32,130,302
Lachlan K. Murdoch	2018	$3,000,000	$9,743,231	$ 9,973,334	$ 728,000	$219,996	$23,664,561
James R. Murdoch	2018	$3,000,000	$9,743,231	$ 9,973,334	$ —	$542,126	$23,258,691
John P. Nallen	2018	$2,000,000	$4,330,325	$ 4,986,666	$ 471,000	$ 59,410	$11,847,401
Gerson Zweifach	2018	$3,000,000	$3,247,744	$ 4,363,334	$ —	$105,727	$10,716,805

(1)

The grant date fair value of the PSU awards reflects the effect of the market condition by using a Monte Carlo analysis to estimate the TSR ranking of the Company among the S&P 500 Index companies, excluding finance, real estate and energy companies, over the performance period. Had the achievement of the highest level of performance been assumed, the aggregate grant date fair value of the PSUs granted in fiscal 2018 would be as follows: $9,256,037 (Mr. K.R. Murdoch), $14,614,847 (Mr. L.K. Murdoch), $14,614,847 (Mr. J.R. Murdoch), $6,495,487 (Mr. Nallen) and $4,871,616 (Mr. Zweifach).

2018 Proxy Statement	47

EXECUTIVE COMPENSATION

Grants of Plan-Based Awards during the Fiscal Year Ended June 30, 2018

The following table sets forth information with respect to grants of plan-based awards to the named executive officers during the fiscal year ended June 30, 2018.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards(d) (#)			All Other Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum
K. Rupert Murdoch		$3,500,000	$10,500,000	$21,000,000
	8/7/2017(a)				20,555	205,553	308,329	n/a	$ 6,170,701
	2/20/2018(b)							173,094	$ 3,704,038
	2/20/2018(c)							360,873	$13,399,214
Lachlan K. Murdoch		$2,666,667	$ 8,000,000	$16,000,000
	8/7/2017(a)				32,455	324,558	486,837	n/a	$ 9,743,231
	2/20/2018(b)							273,307	$ 5,848,496
	2/20/2018(c)							569,800	$21,156,674
James R. Murdoch		$2,666,667	$ 8,000,000	$16,000,000
	8/7/2017(a)				32,455	324,558	486,837	n/a	$ 9,743,231
	2/20/2018(b)							273,307	$ 5,848,496
	2/20/2018(c)							569,800	$21,156,674
John P. Nallen		$1,333,333	$ 4,000,000	$ 8,000,000
	8/7/2017(a)				14,424	144,248	216,372	n/a	$ 4,330,325
	2/20/2018(b)							121,469	$ 2,599,315
	2/20/2018(c)							253,244	$ 9,402,950
Gerson Zweifach		$1,166,667	$ 3,500,000	$ 7,000,000
	8/7/2017(a)				10,818	108,186	162,279	n/a	$ 3,247,744
	2/20/2018(b)							75,918	$ 1,624,570
	2/20/2018(c)							189,933	$ 7,052,212

(a)

Reflects the right to receive shares of Class A Common Stock that may be earned upon vesting of PSUs granted in fiscal 2018, following the applicable performance period. See “Compensation Discussion and Analysis—Performance-Based Long-Term Equity-Based Incentive Awards” for a discussion of the performance measures for the PSUs.

(b)

The number of shares and grant date fair value reported does not reflect a new grant, but represents the incremental fair value resulting from the modification of the outstanding PSU Awards for the fiscal 2016-2018 performance period, which is calculated by computing the excess of the fair value of the modified awards at the date of modification over the fair value of the original award at the date of modification.

(c)

Reflects the grant of Retention RSUs. The Retention RSUs are eligible for dividend equivalents which will be represented by additional units representing shares of Class A Common Stock and will be payable when, and only to the extent that, the underlying Retention RSUs vest.

(d)

The PSUs are eligible for dividend equivalents which will be represented by additional units representing shares of Class A Common Stock credited at the time performance under the PSU Award is certified and will be payable when, and only to the extent that, the underlying PSU Award vests.

Employment Arrangements

Summary of K. Rupert Murdoch’s Letter Agreement

In August 2010, the Company entered into a letter agreement with Mr. K.R. Murdoch to reflect his eligibility to receive an Annual Bonus and PSUs (the “KRM Letter Agreement”). For additional information regarding the methodology and calculation of the Annual Bonus and PSU Award see the section titled “Named Executive Officers’ Compensation Packages for Fiscal 2018”.

For a discussion of the termination provisions relating to Mr. K.R. Murdoch’s Annual Bonus and PSUs, see the section titled “Potential Payment Upon Termination”.

48	2018 Proxy Statement

EXECUTIVE COMPENSATION

Summary of Employment Agreements for Lachlan K. Murdoch and James R. Murdoch

In connection with Mr. L.K. Murdoch’s appointment as Executive Chairman and Mr. J.R. Murdoch’s appointment as Chief Executive Officer, the Company entered into an employment agreement with each executive effective July 1, 2015 and expiring June 30, 2019 (respectively, the “LKM Employment Agreement” and the “JRM Employment Agreement”). For purposes of the following description of the LKM Employment Agreement and JRM Employment Agreement and in the section titled “Potential Payments Upon Termination”, Messrs. L.K. Murdoch and J.R. Murdoch shall each be referred to as an “Executive”.

Pursuant to the terms of his employment agreement, each Executive receives a base salary of $3 million and is eligible to receive an Annual Bonus with a target of $8 million and a maximum payout of $16 million. Each Executive is eligible to receive a PSU Award with a target of $9 million with a PSU maximum opportunity as described in the section titled “Compensation Discussion and Analysis—Performance-Based Long-Term Equity-Based Incentive Awards”.

During the term of the employment agreement, each Executive and his surviving spouse will participate in all of the Company’s pension and welfare plans, programs and benefits (as described in the Executive’s employment agreement) at the highest levels that are from time to time applicable to senior executives of the Company. In addition, each Executive and his surviving spouse will be entitled to participate in, and the Company will pay for, such health and welfare benefits (including medical and dental, disability and life insurance and other similar benefit plans) presently in effect or to be adopted at the highest levels that are from time to time applicable to the highest paid group of senior executives of the Company for their lifetime so long as such benefits are not provided to such Executive by another employer. Each Executive will receive a car allowance and have use of a corporate jet for business and personal travel in accordance with Company guidelines.

Each Executive is also entitled to certain payments and benefits under his respective employment agreement upon his separation from the Company. For a discussion of these provisions, see the section titled “Potential Payments Upon Termination”.

Summary of John P. Nallen’s Employment Agreement

The Company and Mr. Nallen entered into an employment agreement effective July 1, 2013, which was extended, effective June 22, 2018, through June 30, 2021. Under the terms of the employment agreement, Mr. Nallen serves as Senior Executive Vice President and Chief Financial Officer of the Company.

Pursuant to the terms of his employment agreement, Mr. Nallen receives a base salary of $2 million per year and is eligible to receive an Annual Bonus with a target of $4 million and a maximum payout of $8 million. The criteria for the achievement of the bonus amount are established by the Compensation Committee of the Company.

In addition, the agreement provides that Mr. Nallen is eligible to receive for each fiscal year PSUs with a target of $4 million and a maximum opportunity as described in the section titled “Compensation Discussion and Analysis—Performance-Based Long-Term Equity-Based Incentive Awards”.

Mr. Nallen is entitled to participate in any incentive or benefit plans or arrangements in effect or to be adopted by the Company applicable to senior executives of the Company including any stock option or purchase plan, or stock appreciation rights plan, any bonus or other incentive compensation plan, and any profit-sharing, pension, group medical, dental, disability and life insurance or other similar benefit plans. In addition, Mr. Nallen receives a car allowance.

The employment agreement also provides for certain payments and benefits to Mr. Nallen upon his separation from the Company. For a discussion of these provisions of the employment agreement, see the section titled “Potential Payment Upon Termination”.

Summary of Gerson Zweifach’s Employment Agreement

The Company and Mr. Zweifach entered into an employment agreement commencing February 1, 2012, which was extended through June 30, 2020. Under the terms of the employment agreement, Mr. Zweifach serves as the Company’s Senior Executive Vice President and Group General Counsel, as well as Senior Executive Vice President and General Counsel of certain subsidiaries of the Company.

Pursuant to the terms of his employment agreement, Mr. Zweifach receives a base salary at an annual rate of $3 million. For fiscal 2015 to fiscal 2017, Mr. Zweifach was eligible to receive an annual bonus with a target of $2.5 million and a maximum of $5 million. Mr. Zweifach’s annual bonus target beginning fiscal 2018 is $3.5 million with a maximum of $7 million. The criteria for the achievement of the bonus amount shall be based on performance metrics set by the Chief Executive Officer and the Compensation Committee of the Company in good faith.

In addition, the employment agreement provides that Mr. Zweifach is entitled to receive PSUs, the target amount of which is $2.5 million for the fiscal 2015-2017 performance period through the fiscal 2017-2019 performance period with a PSU

2018 Proxy Statement	49

EXECUTIVE COMPENSATION

maximum opportunity as described in the section titled “Compensation Discussion and Analysis—Performance-Based Long-Term Equity-Based Incentive Awards”. Beginning with the fiscal 2018-2020 performance period, the target amount of Mr. Zweifach’s PSU Award is $3 million.

Mr. Zweifach is entitled to participate in incentive, equity or benefit plans or arrangements in effect or to be adopted by the Company made generally available to all other executives of the Company in the Office of the Chairman including any stock option or purchase plan, stock appreciation rights plan or any bonus or other incentive or equity compensation plan and any profit sharing, group medical, dental, disability, life insurance or other similar benefit plans, programs or benefits, excluding retiree benefits. In addition, Mr. Zweifach receives a car and ground transportation allowance.

The employment agreement also provides for certain payments and benefits to Mr. Zweifach upon his separation from the Company. For a discussion of these provisions of the employment agreement, see the section titled “Potential Payment Upon Termination”.

50	2018 Proxy Statement

EXECUTIVE COMPENSATION

Outstanding Equity Awards at June 30, 2018

The following table sets forth information with respect to each of the named executive officer’s outstanding share-based awards at June 30, 2018.

	Stock Awards
Name	Number of Shares of Stock That Have Not Vested(b)	Market Value of Shares of Stock That Have Not Vested(c)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested(d)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested(c)
K. Rupert Murdoch	533,967	$26,532,820	405,342	$20,141,444
Lachlan K. Murdoch(a)	843,107	$41,893,987	640,015	$31,802,345
James R. Murdoch	843,107	$41,893,987	640,015	$31,802,345
John P. Nallen	374,713	$18,619,489	284,451	$14,134,370
Gerson Zweifach	265,851	$13,210,136	195,813	$ 9,729,948

(a)

Mr. L.K. Murdoch also held 9,415 stock and cash-settled Deferred Stock Units (“DSUs”) as of June 30, 2018, which were granted to Mr. L.K. Murdoch for the fiscal years 2014-2015 for his service as a non-executive Director prior to his appointment as an executive officer of the Company. Mr. L.K. Murdoch’s cash-settled DSUs for fiscal 2014 include: 1,275 shares granted July 1, 2013; 1,103 shares granted October 1, 2013; 1,052 shares granted January 2, 2014; and 1,134 shares granted April 1, 2014. The stock-settled DSUs for fiscal 2015 include: 1,203 shares granted July 1, 2014; 1,261 shares granted October 1, 2014; 1,122 shares granted January 2, 2015; and 1,265 shares granted April 1, 2015. The DSUs vest on the earlier of the first trading day of the quarter five years following the date of grant or upon Mr. L.K. Murdoch’s termination of service from the Board.

(b)

The amounts set forth in this column represent the number of unvested, stock-settled PSUs for the completed fiscal 2016-2018 performance period as of June 30, 2018 and unvested, stock-settled Retention RSUs. The PSUs for the fiscal 2016-2018 performance period vested on August 15, 2018. As a result of the modification, the number of unvested PSUs reflects 100% of the PSU Target Number. For additional information, please see page 39 in the section titled “Vesting of Performance-Based Long-Term Equity-Based Incentive Awards for Fiscal 2016-2018 Performance Period”. The unvested PSUs were granted on August 3, 2015 and vest on August 15, 2018. The Retention RSUs were granted on February 20, 2018 and will vest 50% shortly prior to the completion of the Transaction and 50% on the 15-month anniversary of the completion of the Transaction, subject to each executive’s continued employment through the applicable vesting date or an earlier qualifying termination of employment. In the event that the Transaction does not occur and the Disney Merger Agreement is terminated in accordance with its terms, the Retention RSUs will fully vest and convert to the Company’s Class A Common Stock on the later of (i) December 13, 2019 and (ii) the date on which the Disney Merger Agreement is terminated, subject to the named executive officer’s continued employment through the applicable vesting date or an earlier qualifying termination of employment. The Retention RSUs are eligible for dividend equivalents which will be represented by additional units representing shares of Class A Common Stock and will be payable when, and only to the extent that, the underlying Retention RSUs vest.

(c)	Calculated using the closing price of the Company’s Class A Common Stock as reported on NASDAQ on June 29, 2018 of $49.69.

(d)

The amounts set forth in this column represent the number of unvested, stock-settled target PSUs granted for the fiscal 2017-2019 performance period and fiscal 2018-2020 performance period, which remain subject to performance criteria and had not yet vested as of June 30, 2018. In accordance with SEC guidance, the number of shares presented is based on the assumption that the PSUs will vest based on the achievement of the target performance level. The number of PSUs, if any, and their value, realized by a named executive officer will depend on the actual performance level achieved by the Company for the applicable performance period and any change in the value of the Company’s Class A Common Stock over the three-year performance period. The number of target PSUs granted that remain subject to performance criteria as of June 30, 2018 and their respective vesting dates are set forth below.

Name	Number of PSUs That Have Not Vested(1)	Date of Grant	Performance Period	Vesting Dates
K. Rupert Murdoch	199,789	8/2/2016	7/1/2016 to 6/30/2019	8/15/2019
	205,553	8/7/2017	7/1/2017 to 6/30/2020	8/15/2020
Lachlan K. Murdoch	315,457	8/2/2016	7/1/2016 to 6/30/2019	8/15/2019
	324,558	8/7/2017	7/1/2017 to 6/30/2020	8/15/2020
James R. Murdoch	315,457	8/2/2016	7/1/2016 to 6/30/2019	8/15/2019
	324,558	8/7/2017	7/1/2017 to 6/30/2020	8/15/2020
John P. Nallen	140,203	8/2/2016	7/1/2016 to 6/30/2019	8/15/2019
	144,248	8/7/2017	7/1/2017 to 6/30/2020	8/15/2020
Gerson Zweifach	87,627	8/2/2016	7/1/2016 to 6/30/2019	8/15/2019
	108,186	8/7/2017	7/1/2017 to 6/30/2020	8/15/2020

(1)

The PSUs are eligible for dividend equivalents which will be represented by additional units representing shares of Class A Common Stock credited at the time performance under the PSU Award is certified and will be payable when, and only to the extent that, the underlying PSU Award vests.

2018 Proxy Statement	51

EXECUTIVE COMPENSATION

Stock Vested during the Fiscal Year Ended June 30, 2018

The following table sets forth information with respect to the vesting of equity awards for each of the named executive officers during the fiscal year ended June 30, 2018.

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
K. Rupert Murdoch	117,575	$3,316,791
James R. Murdoch	123,763	$3,491,354
John P. Nallen	61,881	$1,745,663
Gerson Zweifach	51,567	$1,454,705

Pension Benefits as of June 30, 2018

The following table sets forth information with respect to each Company plan that provides payments in connection with retirement with respect to each of the named executive officers.

Name(a)	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
K. Rupert Murdoch(b)	Qualified Pension Plan(d)	66	$415,000	$68,000
	Individual Supplemental Executive Retirement Plan	66	110,280,000	—
			110,695,000	68,000
Lachlan K. Murdoch(c)	Qualified Pension Plan(d)	9	$1,422,000	$ —
	Supplemental Executive Retirement Plan	9	65,000	—
	Individual Supplemental Executive Retirement Plan	12	11,199,000	—
			12,686,000	—
James R. Murdoch(c)	Qualified Pension Plan(d)(e)	15	$304,000	$ —
	Supplemental Executive Retirement Plan(e)	15	143,000	—
	Individual Supplemental Executive Retirement Plan	22	16,746,000	—
			17,193,000	—
John P. Nallen	Qualified Pension Plan(d)	24	$1,018,000	$ —
	Supplemental Executive Retirement Plan	24	457,000	—
	Individual Supplemental Executive Retirement Plan	34	18,742,000	—
			20,217,000	—

(a)	Mr. Zweifach is not entitled to participate in the Company’s pension plans because they were closed to new employees at the time he joined the Company.

(b)

Mr. K.R. Murdoch’s pension benefits are primarily from the ISERA plan. The value of his benefit reflects his 66 years of service with the Company and, since the timing of benefits from this plan are subject to Internal Revenue Code Section 409A, Mr. K.R. Murdoch cannot commence his benefits until he retires. While his benefits are subject to the delay, the Company actuarially increases the amount of his benefits to maintain the value of benefits he has already earned.

(c)

If Messrs. L.K. Murdoch or J.R. Murdoch’s employment is terminated by the Company without Cause or by Messrs. L.K. Murdoch or J.R. Murdoch, respectively, with Good Reason, Messrs. L.K. Murdoch and J.R. Murdoch are entitled to additional age and service credits when calculating their pension benefits. See the section titled “Description of Pension Benefits”. The value of this benefit for Messrs. L.K. Murdoch and J.R. Murdoch as of June 30, 2018 is $2.5 million and $2.3 million, respectively.

(d)

Qualified pension plan includes benefits earned under the 21st Century Fox America Pension Plan or 21st Century Fox America Retirement Plan and, for Mr. L.K. Murdoch, the Australian Superannuation Plan (defined contribution type plan).

(e)	Mr. J. R. Murdoch did not receive additional credited service for the Qualified Pension Plan and the Supplemental Executive Retirement Plan when he worked outside of the United States.

52	2018 Proxy Statement

EXECUTIVE COMPENSATION

Description of Pension Benefits

The Company sponsors the 21st Century Fox America Pension Plan and the 21st Century Fox America Retirement Plan (collectively known as the “Qualified Pension Plan”) which provides retirement benefits to the eligible named executive officers and employees of certain U.S. subsidiaries. The Qualified Pension Plan is a broad-based, tax-qualified defined benefit plan for employees hired before January 1, 2008. Participation in the Qualified Pension Plan begins on January 1 or July 1 following the later of the date on which an eligible employee attains age 21 or completes one full year of service. Under the Qualified Pension Plan, participants become fully vested in their accrued benefit upon completion of five full years of service and are entitled to receive unreduced benefits upon retirement at age 65 or later. The benefit is paid in the form of a monthly annuity. The accrued benefit under the Qualified Pension Plan at normal retirement age for service after June 30, 1989 is equal to 1% of monthly compensation times years of service, plus 0.6% of average monthly compensation in excess of average covered compensation times years of service limited to 35 years (includes service prior to June 30, 1989 for limiting service). For service prior to June 30, 1989, the accrued benefit is the accrued benefit calculated under the prior plan formula and adjusted for the increase in average compensation. Average compensation is generally compensation reported on the participant’s W-2 form during the participant’s last 120 months of service, plus 401(k) plan or Section 125 deferrals, but does not include non-cash bonuses for any 60 consecutive months. The benefit under the Qualified Pension Plan were frozen for employees under the age of 40 as of December 31, 2013. The Company pays the entire cost of the benefits provided under the Qualified Pension Plan. Eligible compensation for purposes of the Qualified Pension Plan is limited by federal law.

In addition to the Qualified Pension Plan, the Company maintains a SERP, which provides benefits to employees who are participants in the Qualified Pension Plan but whose annual compensation exceeds the compensation limit of the Qualified Pension Plan ($275,000 in calendar 2018). With the exception of Messrs. K.R. Murdoch and Zweifach, each of the named executive officers participates in the SERP. The compensation limit for the SERP is capped at $100,000 in excess of the Qualified Pension Limit ($375,000 in calendar 2018). The benefits of the SERP are calculated using the same formula as the Qualified Pension Plan.

Certain of the named executive officers also participate in the Company’s ISERA, which provides enhanced benefits to a select group of the Company’s top executives. The ISERA compensation limit is up to $2.7 million for fiscal 2018. The benefit provided under the ISERA is unreduced for early retirement beginning at age 55 and is paid as 100% joint and surviving spouse annuity, and the benefit can be paid in a lump sum or installments if so elected. This benefit is indexed annually at retirement to account for inflation. The ISERA also provides retirement health and life insurance benefits to the participating executives and their spouses.

The SERP and the ISERA are non-qualified plans for tax purposes and are funded using a grantor trust. The assets in the grantor trust are unsecured funds of the Company and could be used to satisfy the Company’s obligations in the event of bankruptcy or insolvency.

Pursuant to his respective employment agreement, each of Messrs. L.K. Murdoch and J.R. Murdoch is entitled to additional pension benefits in the event of his termination by the Company without Cause (as defined in his employment agreement) or his resignation for Good Reason (as defined in his employment agreement) during the term of the applicable agreement. The additional pension benefit adds the greater of 36 months or the number of months remaining in the term of the applicable employment agreement to his age and service credit in calculating his pension benefit. For example, if this provision was triggered during the fiscal year ended June 30, 2018, Messrs. L.K. Murdoch and J.R. Murdoch would receive a pension that would include 36 additional months of age and service credit from the fiscal year end trigger date. The additional pension would be paid as long as such named executive officer or his spouse is alive. The present value of this additional benefit as of June 30, 2018 is $2.5 million and $2.3 million for Messrs. L.K. Murdoch and J.R. Murdoch, respectively, determined using the same assumptions used to value the amount shown on the Pension Benefits Table above.

The material assumptions, except for assumed retirement age, used to quantify the present value of accumulated benefits for each named executive officer in the table above are set forth in Note 16 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, including the discount rate and the current mortality tables. The Company adopted the mortality table released by the Society of Actuaries in fiscal 2015, and subsequently updated in fiscal 2016, 2017 and 2018, which modified the life expectancy of plan participants. The assumed retirement age for Messrs. K.R. Murdoch and Nallen is their respective current age as they are each currently entitled to unreduced pension benefits under the ISERA. For Messrs. L.K. Murdoch and J.R. Murdoch, the assumed retirement age is 55, the age they are entitled to receive unreduced benefits from the ISERA.

2018 Proxy Statement	53

EXECUTIVE COMPENSATION

Potential Payments Upon Termination

As noted in the section titled “Employment Arrangements”, the applicable employment agreements of each of Messrs. L.K. Murdoch, J.R. Murdoch, Nallen and Zweifach and the terms and conditions for the Retention RSUs provide for certain payments and benefits upon a separation from the Company. In addition, the KRM Letter Agreement and the terms and conditions that govern Mr. K.R. Murdoch’s PSU Award for the fiscal 2018-2020 performance period each contains certain termination provisions relating to his Annual Bonus and PSUs. In February 2018, the Compensation Committee also approved an amendment to the PSU Awards for the fiscal 2018-2020 performance period to provide for double-trigger vesting upon a termination by the employer other than for cause or by the employee for good reason following a change in control of the Company (which includes the Transaction). These amended termination provisions are included in the below summary of payments and benefits upon a separation from the Company. For additional information regarding payments and benefits payable to the named executive officers upon a separation from the Company that occurs in connection with the Transaction, including a description of the Severance Plan that may provide for severance payments that are higher than those set forth below, please see the section titled “Severance and Change in Control Arrangements” and the Form S-4.

Lachlan K. Murdoch and James R. Murdoch

If the Executive’s employment is terminated during the term due to his death or disability (as defined in the Executive’s employment agreement), he is entitled to receive:

(1)	his accrued base salary through the date of termination;

(2)	any Annual Bonus payable but not yet paid in respect of any fiscal year ending prior to the date of termination;

(3)	SERP and ISERA benefits;

(4)	continued lifetime health and welfare benefits for the Executive and his surviving spouse;

(5)	the right to receive payment of any applicable PSU Award in an amount equal to the full value of any award which will be calculated at the end of the performance period as if no termination occurred;

(6)

a pro-rata portion of the Retention RSUs if termination occurs prior to December 13, 2018 (based on the number of days employed during the period commencing on December 13, 2017, divided by 365) and the full value of the Retention RSUs if termination occurs on or after December 13, 2018;

(7)

a pro-rata portion of the Annual Bonus he would have earned for the then-current fiscal year if such termination had not occurred, calculated based on the pre-determined target Annual Bonus amount and the number of days he was employed during the fiscal year; and

(8)	his base salary for the 24 month period after the date of termination.

If the Executive’s employment is terminated during the term by the Company for Cause or by the Executive without Good Reason (each as defined in the Executive’s employment agreement), the Executive is entitled to receive the benefits described in clauses (1) through (4) above, plus:

(a)

a pro-rata portion of the Annual Bonus he would have earned for the then-current fiscal year if such termination had not occurred, calculated based solely on the Compensation Committee’s assessment of the Company’s financial and operating performance as compared to the Company’s target financial performance metric established in connection with the Annual Bonus; and

(b)	the right to receive payment of any applicable PSU Award in an amount equal to the pro rata value of any PSU Award which will be calculated at the end of the performance period.

If the Executive’s employment is terminated during the term by the Company without Cause or by the Executive with Good Reason, he is entitled to receive the benefits described in clauses (1) through (5) and clause (a) in the preceding two paragraphs as well as either (x) a lump sum cash amount of $22 million if his employment is terminated on or prior to June 30, 2018 or (y) a lump sum cash amount of $11 million if his employment is terminated on or after July 1, 2018 (either, a “Lump Sum Payment”) and, in the event of a termination by the Company without Cause or, following the Transaction, a resignation for Good Reason, the full value of the Retention RSUs. If the Executive is entitled to receive a Lump Sum Payment, he will be subject to a non-compete for one year following the date of termination but no later than June 30, 2019. In addition, he is entitled to up to three years of additional age and service credit under all defined benefit plans.

In the event the term of employment expires during a performance period for a PSU Award, the Executive will continue to be eligible to earn the full value of the PSUs.

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EXECUTIVE COMPENSATION

John P. Nallen

Pursuant to this employment agreement, during any period that Mr. Nallen fails to perform his duties as a result of disability, Mr. Nallen is entitled to receive:

•	his full base salary until Mr. Nallen returns to his duties or until Mr. Nallen’s employment is terminated;

•	his Annual Bonus until Mr. Nallen returns to his duties or until Mr. Nallen’s employment is terminated;

•	any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the date of termination;

•

a pro-rata portion of the Annual Bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the target Annual Bonus amount and the number of days Mr. Nallen was employed by the Company in the fiscal year of termination compared to the total number of days in such fiscal year;

•	the full value of any PSU Award calculated and paid at the end of the applicable performance period as if no termination occurred; and

•

a pro-rata portion of the Retention RSUs if termination occurs prior to December 13, 2018 (based on the number of days employed during the period commencing on December 13, 2017, divided by 365) and the full value of the Retention RSUs if termination occurs on or after December 13, 2018.

If Mr. Nallen’s employment is terminated by reason of his death, the Company will pay directly to his surviving spouse or legal representative of his estate:

•	one year’s base salary;

•	a minimum Annual Bonus equal to the average of the two immediately preceding annual bonuses paid to Mr. Nallen prior to the date of termination (the “Minimum Bonus”);

•	any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the date of termination;

•

a pro-rata portion of the Annual Bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the target Annual Bonus amount and the number of days Mr. Nallen was employed by the Company in the fiscal year of termination compared to the total number of days in such fiscal year;

•	the full value of any PSU Award calculated and paid at the end of the applicable performance period as if no termination occurred; and

•

a pro-rata portion of the Retention RSUs if termination occurs prior to December 13, 2018 (based on the number of days employed during the period commencing on December 13, 2017, divided by 365) and the full value of the Retention RSUs if termination occurs on or after December 13, 2018.

If Mr. Nallen’s employment is terminated by the Company for cause (as defined in Mr. Nallen’s agreement) or by Mr. Nallen without good reason, Mr. Nallen will be entitled to receive:

•	his full base salary through the date of termination;

•	any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the date of termination;

•

a pro-rata portion of the Annual Bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based solely on the Compensation Committee’s assessment of the Company’s financial and operating performance as compared to the target performance of the Company established in connection with the Annual Bonus, provided that any threshold criteria established by the Compensation Committee as a condition of payment of the annual bonus is satisfied; and

•	a pro-rata portion of any PSU Award he would have been entitled to receive, calculated and paid at the end of the applicable performance period.

If Mr. Nallen’s employment is terminated by the Company without cause or by Mr. Nallen with good reason, Mr. Nallen will be entitled to receive:

•	his full base salary through the term of the agreement;

•	any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the date of termination;

•	a Minimum Bonus for each remaining year of the term of the agreement, including for the year of termination, as though Mr. Nallen continued to be employed;

2018 Proxy Statement	55

EXECUTIVE COMPENSATION

•	the full value of any PSU Award calculated and paid at the end of the applicable performance period as if no termination occurred; and

•	in the event of a termination by the Company without cause or, following the Transaction, a resignation for good reason, the full value of the Retention RSUs.

As Mr. Nallen is retirement eligible under the 2013 LTIP, any termination by Mr. Nallen without good reason would be treated as a termination due to retirement for purposes of the outstanding PSU Awards.

In addition, the agreement provides that Mr. Nallen will not be required to seek or accept other employment for the term of such agreement and any amounts earned from any other employment for the term of the agreement will not reduce or otherwise affect the payments due to Mr. Nallen.

In the event the term of employment expires during the performance period of a PSU Award, Mr. Nallen will continue to be eligible to earn the full value of such PSU Award.

The employment agreement provides that, if, in the future, the Company enters into agreements with their senior executives for the purpose of providing such executives with severance benefits in the event of a change of control of the Company, then the Company will enter into an agreement with Mr. Nallen which affords him comparable benefits. To date the Company has not entered into such agreements.

Mr. Nallen also will be entitled to SERP and ISERA benefits, continued lifetime health benefits for Mr. Nallen and his surviving spouse, and life insurance benefits.

Gerson Zweifach

Pursuant to his employment agreement, during any period that Mr. Zweifach fails to perform his duties as a result of incapacity and disability due to physical or mental illness, or by reason of his death, Mr. Zweifach is entitled to, or the Company will pay directly to his surviving spouse or legal representative of his estate:

•	his full base salary until Mr. Zweifach returns to his duties or until one year following his termination;

•	health and welfare benefits for one year;

•	any annual bonus payable but not yet paid with respect to any fiscal year prior to the date of termination;

•

a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year;

•	the full value of any PSU Award calculated and paid at the end of the applicable performance period as if no termination had occurred; and

•

a pro-rata portion of the Retention RSUs if termination occurs prior to December 13, 2018 (based on the number of days employed during the period commencing on December 13, 2017, divided by 365) and the full value of the Retention RSUs if termination occurs on or after December 13, 2018.

If Mr. Zweifach’s employment is terminated by the Company for Cause (as defined in his employment agreement) or by Mr. Zweifach upon four weeks’ prior written notice to the Company, Mr. Zweifach will be entitled to receive:

•	his full base salary through the date of termination;

•	any annual bonus payable but not yet paid with respect to any fiscal year prior to the date of termination; and

•

only in the event of termination by Mr. Zweifach upon four weeks’ prior written notice to the Company, the full value of any PSU Award calculated and paid at the end of the applicable performance period as if no termination had occurred.

If Mr. Zweifach’s employment is terminated by the Company without Cause or by Mr. Zweifach for good reason (as outlined in his agreement), Mr. Zweifach will be entitled to receive:

•

his full base salary through the term of the employment agreement but, in all events, one year’s base salary; provided that no such payments shall be made solely by reason of the expiration of the employment agreement;

•	any annual bonus payable but not yet paid with respect to any fiscal year prior to the date of termination; and

•	the full value of any PSU Award calculated and paid at the end of the applicable performance period as if no termination had occurred; and

56	2018 Proxy Statement

EXECUTIVE COMPENSATION

•	in the event of a termination by the Company without Cause or, following the Transaction, a resignation for good reason, the full value of the Retention RSUs.

In addition, the agreement provides that if Mr. Zweifach is terminated by the Company without Cause or by Mr. Zweifach with good reason, he will not be required to seek or accept other employment for the term of such agreement and any amounts earned from any other employment for the term of the agreement will not reduce or otherwise affect the payments due to Mr. Zweifach.

Mr. Zweifach is subject to non-competition and non-interference covenants under the agreement that limit his post-employment activity for a one-year period after termination (whether by Mr. Zweifach or the Company), or until June 30, 2020, if later than such one-year period, in the event of termination by Mr. Zweifach without good reason. These include a provision which prohibits engagement or participation in any business in which the Company is currently doing business, which is in competition with the Company, or Mr. Zweifach is aware that the Company intends to do business, with certain exceptions.

In the event the term of employment expires during the performance period of a PSU Award, Mr. Zweifach will continue to be eligible to earn the full value of such PSU Award.

The agreement provides that, if, in the future, the Company enters into change in control agreements with its named executive officers, then Mr. Zweifach shall be entitled to the benefit of such provisions. To date, the Company has not entered into such agreements.

K. Rupert Murdoch

If Mr. K.R. Murdoch’s employment is terminated due to death or Disability (as defined in the KRM Letter Agreement), he would be entitled to receive:

•	any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the date of termination;

•

a pro-rata portion of the Annual Bonus he would have earned for then-current fiscal year if such termination had not occurred, calculated based on the pre-determined target Annual Bonus amount established by the Compensation Committee at the beginning of such fiscal year;

•	the full value of any PSU Award calculated and paid at the end of the applicable performance period as if no termination occurred; and

•

a pro-rata portion of the Retention RSUs if termination occurs prior to December 13, 2018 (based on the number of days employed during the period commencing on December 13, 2017, divided by 365) and the full value of the Retention RSUs if termination occurs on or after December 13, 2018.

If Mr. K.R. Murdoch’s employment is terminated for Cause (as defined in the KRM Letter Agreement), he would be entitled to receive:

•	any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the date of termination;

•

a pro-rata portion of the Annual Bonus he would have earned for the then-current fiscal year if such termination had not occurred, calculated based solely on the Compensation Committee’s assessment of the Company’s financial and operating performance as compared to the Company’s annual budget; and

•	a pro-rata portion of any PSU Award he would have been entitled to receive, calculated and paid at the end of the applicable performance period.

If Mr. K.R. Murdoch’s employment is terminated without Cause or due to Retirement (as defined in the KRM Letter Agreement) he would be entitled to receive:

•	any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the date of termination;

•

a pro-rata portion of the Annual Bonus he would have earned for the then-current fiscal year if such termination had not occurred, calculated based solely on the Compensation Committee’s assessment of the Company’s financial and operating performance as compared to the Company’s annual budget;

•

if such termination is due to Retirement in the second or third fiscal year of any applicable performance period or is a termination without Cause, the full value of any PSU Award calculated and paid at the end of the applicable performance period as if no termination occurred; and

•	in the event of a termination by the Company without cause or, following the Transaction, a resignation for good reason, the full value of the Retention RSUs.

Mr. K.R. Murdoch also will be entitled to ISERA benefits, continued lifetime health benefits for Mr. K.R. Murdoch and his surviving spouse, and life insurance benefits.

2018 Proxy Statement	57

EXECUTIVE COMPENSATION

Quantification of Payments

The following table sets forth quantitative information with respect to potential payments to each of the named executive officers or their beneficiaries upon termination in various circumstances as described above, assuming termination on June 30, 2018. The amounts included in the table below do not include amounts otherwise due and owing to each applicable named executive officer, such as salary or annual bonus earned to date, or payments or benefits generally available to all salaried employees of the Company.

The amounts presented in the table below are in addition to each of the named executive officer’s vested pension benefits as of June 30, 2018 noted in the Pension Benefits Table above.

	Type of Termination
Name	Death	Disability	Retirement		By Company for Cause	By Company without Cause	By Executive with Good Reason		By Executive without Good Reason
K. Rupert Murdoch(a)
Health and Other Benefits	$ 1,708,000	$ 1,708,000	$ 1,708,000		$ 1,708,000	$ 1,708,000	n/a	(b)	n/a	(b)
Equity Awards	29,917,902	29,917,902	20,141,444	(c)	10,022,920	38,073,223	n/a	(b)	n/a	(b)
	$31,625,902	$31,625,902	$21,849,444		$11,730,920	$39,781,223
Lachlan K. Murdoch
Salary	$ 6,000,000	$ 6,000,000	$ —		$ —	$ —	$ —		$ —
Equity Awards	47,238,941	47,238,941	—		15,825,768	60,115,707	31,802,345		15,825,768
Health and Other Benefits	1,804,000	1,804,000	—		1,804,000	1,804,000	1,804,000		1,804,000
Severance	—	—	—		—	22,000,000	22,000,000		—
	$55,042,941	$55,042,941	$ —		$17,629,768	$83,919,707	$55,606,345		$17,629,768
James R. Murdoch
Salary	$ 6,000,000	$ 6,000,000	$ —		$ —	$ —	$ —		$ —
Equity Awards	47,238,941	47,238,941	—		15,825,768	60,115,707	31,802,345		15,825,768
Health and Other Benefits	1,784,000	1,784,000	—		1,784,000	1,784,000	1,784,000		1,784,000
Severance	—	—	—		—	22,000,000	22,000,000		—
	$55,022,941	$55,022,941	$ —		$17,609,768	$83,899,707	$55,586,345		$17,609,768
John P. Nallen
Salary	$ 2,000,000	$ 2,000,000	$ —		$ —	$ —	$ —		$ —
Bonus	3,860,000	4,000,000	—		—	—	—		—
Equity Awards	20,995,068	20,995,068	14,134,370	(c)	7,033,620	26,718,064	14,134,370		14,134,370	(c)
Health and Other Benefits	1,387,400	1,387,400	1,373,000		1,373,000	1,416,200	1,416,200		1,373,000
Severance	—	—	—		—	17,580,000	17,580,000		—
	$28,242,468	$28,382,468	$15,507,370		$ 8,406,620	$45,714,264	$33,130,570		$15,507,370
Gerson Zweifach
Salary	$ 3,000,000	$ 3,000,000	$ —		$ —	$ —	$ —		$ —
Equity Awards	14,875,447	14,875,447	—		—	19,167,719	9,729,948		9,729,948	(d)
Health and Other Benefits	54,000	54,000	—		—	—	—		—
Severance	—	—	—		—	6,000,000	6,000,000		—
	$17,929,447	$17,929,447	$ —		$ —	$25,167,719	$15,729,948		$ 9,729,948

(a)

Mr. K.R. Murdoch is not party to an employment agreement but has entered into a letter agreement which contains termination provisions relating to his Annual Bonus and PSU Awards and is subject to the terms and conditions that govern his PSU Award for the fiscal 2018-2020 performance period and his Retention RSUs.

(b)

Mr. K.R. Murdoch is retirement eligible and therefore the KRM Letter Agreement does not provide for payments if Mr. K.R. Murdoch terminates his employment with or without “Good Reason”, however, assuming such a termination Mr. K.R. Murdoch would be entitled to the same amounts as he would receive upon retirement.

(c)	Messrs. K.R. Murdoch and Nallen are retirement eligible under the 2013 LTIP.

(d)	Upon four weeks’ prior written notice to the Company by Mr. Zweifach.

58	2018 Proxy Statement

DIRECTOR COMPENSATION

Directors’ fees are not paid to Directors who are executives or employees of the Company (the “Executive Directors”) because the responsibilities of Board membership are considered in determining compensation paid as part of the executives’ normal employment conditions.

The basic fees payable to the Directors who are not executives of the Company (collectively, the “Non-Executive Directors”) are reviewed and recommended by the Compensation Committee of the Board (the “Compensation Committee”) and set by the Board. In fiscal 2018, the Compensation Committee reviewed director compensation against the Company’s peers and considered the appropriateness of the form and amount of director compensation and made recommendations to the Board concerning director compensation with a view toward attracting and retaining qualified Directors. The Company believes that compensation for Non-Executive Directors should be competitive and fairly reflect the work and skills required for a company of 21st Century Fox’s size and complexity. The Company also believes that Non-Executive Director compensation should include equity-based compensation in order to align Directors’ interests with the long-term interests of stockholders.

During fiscal 2018, the Non-Executive Directors were Messrs. Breyer, Dinh, Nasser, Silberman, Thiam and Ubben, Sir Roderick I. Eddington and Ms. Arnault. Mr. Ubben resigned from the Board in April 2018 and Mr. Dinh resigned from the Board in September 2018. The annual retainers paid to these Non-Executive Directors for service on the Board and its committees in the fiscal year ended June 30, 2018 and for the upcoming fiscal year are set forth in the table below.

Board and Committee Retainers for the Fiscal Year Ended June 30, 2018

Annual Cash Retainer	$105,000
Annual DSU Retainer	$195,000
Audit Committee Chair Annual Retainer	$ 27,000
Compensation Committee Chair Annual Retainer	$ 27,000
Nominating and Corporate Governance Committee Chair Annual Retainer	$ 16,000
Audit Committee Member Annual Retainer	$ 16,000
Compensation Committee Member Annual Retainer	$ 16,000
Nominating and Corporate Governance Committee Member Annual Retainer	$ 11,000

The Class A Common Stock underlying each DSU will be paid to the respective Non-Executive Director as of the first trading day of the quarter five years following the date of grant, unless that Director leaves the Board before that date. Upon a Non-Executive Director’s end of service on the Board, such Director’s awards generally will be accelerated as of the date of the Director’s end of service. Beginning with the fiscal 2017 Annual DSU Retainer, the DSUs accrue dividend equivalents in order to further align our director compensation with total return to stockholders. Such dividend equivalents will be represented by additional DSUs and will be payable when the underlying award vests.

In addition, all Non-Executive Directors are reimbursed for reasonable travel and other out-of-pocket business expenses incurred in connection with attendance at meetings of the Board and its committees.

60	2018 Proxy Statement

DIRECTOR COMPENSATION

The table below shows the total compensation paid during the fiscal year ended June 30, 2018 by the Company to each of the Directors who are not named executive officers:

Director Compensation for the Fiscal Year Ended June 30, 2018

Name	Fees Earned or Paid in Cash ($)	Stock Awards(a)	All Other Compensation		Total
Delphine Arnault	$105,000	$195,000	n/a		$ 300,000
James W. Breyer	$159,000	$195,000	n/a		$ 354,000
Chase Carey	n/a	$—	$20,000,000	(b)	$20,000,000
David F. DeVoe	n/a	$—	$ 1,287,510	(c)	$ 1,287,510
Viet Dinh(d)	$132,000	$195,000	n/a		$ 327,000
Sir Roderick I. Eddington	$164,000	$195,000	n/a		$ 359,000
Jacques Nasser	$137,000	$195,000	n/a		$ 332,000
Robert S. Silberman	$132,000	$195,000	n/a		$ 327,000
Tidjane Thiam	$116,000	$195,000	n/a		$ 311,000
Jeffrey W. Ubben(e)	$121,000	$195,000	n/a		$ 316,000

(a)	The amounts set forth in the Stock Awards column represent the aggregate grant date fair value of stock awards granted during the fiscal year ended June 30, 2018.

(b)

Includes $20,000,000 paid to Mr. Carey pursuant to a consulting agreement with the Company which expired in accordance with its terms on June 30, 2018. Excluded from the above table are $6,498,320 of incremental fair value resulting from the modification of the outstanding PSU Awards for the fiscal 2016-2018 performance period, $1,019,273 in pension payments and imputed income under the Company’s executive health and welfare plans of $62,362 arising out of post-employment contractual obligations related to Mr. Carey’s prior service as an executive officer of the Company.

(c)

Mr. DeVoe received compensation under his employment agreement, as amended, for his services as a Senior Advisor of the Company as follows: A base salary of $1,000,000, personal use of the Company’s corporate aircraft and a Company car of $229,681, imputed income under the Company’s executive life insurance program of $48,204 and the Company’s contributions to Mr. DeVoe’s 401(k) plan in the amount of $9,625. Mr. DeVoe was not entitled to an annual bonus or PSU Award and did not receive any additional compensation for his service as a member of the Board. Excluded from the above table are $21,141,526 in pension payments received by Mr. DeVoe as settlement of part of his pension earned during years of service as an employee of the Company.

(d)	Mr. Dinh resigned from the Board effective September 11, 2018.

(e)	Mr. Ubben resigned from the Board effective April 26, 2018.

The following table sets forth information with respect to the aggregate outstanding equity awards at June 30, 2018 of each of the Directors who served as Directors during fiscal year 2018 and who are not named executive officers, which include cash-settled awards.

Name	Number of Shares or Units of Stock That Have Not Vested
Delphine Arnault	28,944(a)
James W. Breyer	28,944(a)
Chase Carey	303,674
David F. DeVoe	—
Viet Dinh	28,944(a)
Sir Roderick I. Eddington	28,944(a)
Jacques Nasser	28,944(a)
Robert S. Silberman	28,944(a)
Tidjane Thiam	22,583(a)
Jeffrey W. Ubben	—

(a)   Includes DSUs representing dividend equivalents accrued with respect to DSUs granted on or after July 1, 2016. The DSUs representing the dividend equivalents will become payable in stock upon the vesting of the underlying DSUs.

2018 Proxy Statement	61

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Arrangements between 21st Century Fox and Directors or Director-Related Persons or Entities

Directors of 21st Century Fox and Directors of its related parties, or their Director-related entities, conduct transactions with subsidiaries of 21st Century Fox that occur within a normal employee, customer or supplier relationship on terms and conditions that are believed to be no more favorable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or Director-related entity in the ordinary course of business.

In fiscal 2018, certain Twentieth Century Fox Film Corporation distribution subsidiaries of the Company in Australia purchased advertising in the ordinary course of business in the aggregate amount of approximately $325,000 on radio stations owned by Nova Entertainment. Mr. L.K. Murdoch, Executive Chairman of the Company, is the Executive Chairman of Nova Entertainment, which is wholly-owned by a company of Mr. L.K. Murdoch.

Mr. Chase Carey, Vice Chairman of the Board of the Company, serves as the Chairman and Chief Executive Officer of Formula 1. In fiscal 2018, Fox Sports in Latin America entered into an agreement with Formula 1 for programming rights. In addition, Fox Sports Asia has an agreement with Formula 1 for programming rights which was entered into prior to Mr. Carey joining Formula 1. The Company entered into each of these agreements with Formula 1 in the ordinary course of business.

Mr. David F. DeVoe Jr. is the son of Mr. David F. DeVoe, a Director of the Company, and is a salaried employee of the Company.

Twentieth Century Fox Film Corporation, a subsidiary of the Company, has entered into production and other arrangements in the ordinary course of business with Locksmith Animation Ltd (“Locksmith”), a CG feature animation studio. Three projects are currently in production or development under arrangements which include an overhead allowance, development financing and other costs as is customary in the industry. Ms. Elisabeth Murdoch is the co-founder of Locksmith and a trust, of which Ms. Elisabeth Murdoch is the principal beneficiary, is the majority investor in and a lender to Locksmith. In addition, in fiscal 2018, Fox Networks Group entered into a two-year advertising representation arrangement in the ordinary course of business with Vertical Networks, a digital media company founded by Ms. Murdoch, who serves as its Chair and is a majority investor. Also in fiscal 2018, Fox Television Stations entered into an arrangement in the ordinary course of business with Vertical Networks for the development, production and distribution of a limited run syndicated program with an option to pick-up the series. Ms. Murdoch is the daughter of Mr. K.R. Murdoch, Executive Chairman of the Company, and the sister of Mr. L.K. Murdoch, Executive Chairman of the Company, and Mr. J.R. Murdoch, Chief Executive Officer of the Company.

In connection with his appointment as New Fox’s Chief Legal and Policy Officer, Mr. Viet Dinh, who served as a Director during fiscal 2018, became an employee of the Company on September 17, 2018. Mr. Dinh’s annual base salary is $3 million and his annual bonus for fiscal 2019 is $3.75 million. In connection with his recruitment, Mr. Dinh also received a sign-on bonus equal to $4.5 million, which is subject to certain repayment provisions in the event of his voluntary termination of employment, and a grant of restricted stock units with a grant date fair value of approximately $6 million, which vest over three years subject to his continued service.

Policy for Evaluating Related Party Transactions

The Audit Committee has established written procedures for the review, approval or ratification of related party transactions. Pursuant to these procedures, the Audit Committee reviews and approves (i) all related party transactions when and if required to do so by applicable rules and regulations, (ii) all transactions between the Company or any of its subsidiaries and any of the Company’s executive officers, Directors, Director nominees, Directors emeritus or any of their immediate family members and (iii) all transactions between the Company or any of its subsidiaries and any security holder who is known by the Company to own more than five percent of any class of the Company’s voting securities or any immediate family members of such security holder, other than transactions that (a) are available to all employees generally and (b) are made in the ordinary course of business and have an aggregate dollar amount or value of less than $120,000 (either individually or in combination with a series of related transactions). All of the transactions described in this section that are subject to the Audit Committee’s policies and procedures described above are reviewed and approved or ratified by the Audit Committee or the Board in accordance with such policies and procedures.

66	2018 Proxy Statement